Exhibit 99.1

PROVINCE OF MANITOBA

This description of Province of Manitoba is dated as of November 3, 2011 and appears as Exhibit 99.1 to the Province of Manitoba’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2011.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to Manitoba’s Annual Report to the U.S. Securities and Exchange Commission on Form 18-K for the fiscal year ended March 31, 2011. Additional information with respect to

Manitoba is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or from the Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba R3C 3N9, Canada.

The fiscal year of Manitoba ends March 31. “Fiscal 2011” and “2010-2011” refer to the fiscal year ended March 31, 2011 and, unless otherwise indicated, “2010” means the calendar year ended December 31, 2010. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars (“$” or “C$”) and all references to “dollars” are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.

At November 2, 2011, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.0126.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy

	Year Ended December 31,					Compound Annual Growth Rate 2006-2010
	2006	2007	2008	2009	2010
	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product	$45,147	$48,898	$51,056	$50,945	$53,325	4.2
Change in Real Gross Domestic Product
Manitoba	3.8%	2.7%	2.0%	0.0%	2.2%	—
Canada	2.8%	2.2%	0.7%	–2.8%	3.2%	—
Manufacturing Shipments	$14,862	$16,179	$16,373	$14,653	$14,422	–0.7
Farm Cash Receipts	3,688	4,344	4,800	4,828	4,832	7.0
Capital Investment	7,837	8,903	10,008	9,694	10,699	8.1
Personal Income	35,622	38,170	40,452	40,964	42,295	4.4
Population at July 1 (in thousands)	1,184	1,194	1,206	1,219	1,235	1.0
Average Unemployment Rate	4.3%	4.4%	4.2%	5.2%	5.4%
Change in Consumer Price Index (Manitoba)	2.0	2.0	2.3	0.6	0.8
Average Exchange Rate (C$ per U.S.$)	1.1341	1.0748	1.0660	1.1420	1.0299

Revenue and Expenses of the Government Reporting Entity (1)

	Year Ended March 31,
	2007	2008	2009	2010	2011
	($ millions)
Total Revenue	11,433	12,496	12,765	12,648	13,205
Total Expenses	(10,948)	(11,938)	(12,314)	(12,848)	(13,503)

Summary Net Income (Loss)	485	558	451	(200)	(298)

(1)	See “Statement of Revenue and Expense of the Government Reporting Entity” on page 22.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2007	2008	2009	2010	2011
	(In millions of dollars)
Consisting of
Net Direct Funded Borrowings	$15,891	$18,003	$19,401	$20,820	$22,735
Net Provincial Guaranteed Borrowings	676	352	402	255	165

	$16,567	$18,355	$19,803	$21,075	$22,900

Issued for
General Government Programs (1)	$7,314	$8,966	$9,582	$10,852	$11,865
Self-Sustaining Purposes	8,720	8,891	9,748	10,158	10,984
Loans Payable to the Government of Canada and Government Business Enterprises (2)	533	498	473	65	51

	$16,567	$18,355	$19,803	$21,075	$22,900

General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	16.2%	18.3%	18.8%	21.3%	22.3%

(1)	Total borrowings issued for General Government Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.
(2)	Canadian generally accepted accounting principles (“GAAP”) for senior Governments as recommended by the Canadian Institute of Chartered Accountants require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2007	2008	2009		2010		2011
	(In millions of dollars)
Total Financial Assets (1)	$10,047	$11,885	$8,956	(2)	$9,642	(2)	$9,712	(2)

Liabilities:
Borrowings (3)	13,639	14,734	14,891		16,111		17,120
Accounts Payable, accrued charges, provisions and unearned revenue	3,027	3,242	3,554		3,541		3,657
Pension Liability	4,192	4,470	1,991	(2)	1,800	(2)	1,772	(2)

Total Liabilities	20,858	22,446	20,436		21,452		22,549

Summary Net Debt	$10,811	$10,561	$11,480		$11,810		$12,837

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	24.0%	21.6%	22.5%		23.2%		24.1%

(1)	Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets. Excludes Manitoba Hydro-Electric Board Sinking Fund Investments held in trust.

(2)	Prior to 2009, funds held in the pension asset fund were reflected in the Total Financial Assets. During Fiscal 2009, the Government changed the trust conditions of the funds held in its pension asset fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are now able to be recognized as pension assets under this plan and are presented as a reduction of the outstanding pension obligation.

(3)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Major Mining Centres
Major Centres
Nunavut
Hudson Bay
Churchill
Limestone
Long Spruce
Kettle
Laurie River 1
Laurie River 2
Thompson
Kelsey
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Ontario
Saskatchewan
Brandon
Portage la Prairie
WINNIPEG
Steinbach
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the center of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. The Province has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by the Province. Cultivated land comprises 30,000 square miles in the southern part of the Province. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2011 was 1,250,574 (an increase of 1.3% over the prior year) of whom 753,555 lived in the Winnipeg Census Metropolitan Area. Winnipeg, the capital of the Province, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. The city is also a major rail, truck and air transportation hub by virtue of its geographical position in the center of the continent.

The second largest city in the Province is Brandon, with a population of 47,652. Brandon, in western Manitoba, is a major supply center for the agriculture industry, as well as an agriculture-related manufacturing center.

Constitutional Framework

Canada consists of a federation of provinces and Federal territories. A constitutional division of powers between the Federal and provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the Constitution of Canada (the “Constitution”) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over health care, education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. Each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as aboriginal persons, the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, foreign affairs, postal services, interprovincial transportation and communications undertakings.

Various Constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province of Manitoba is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of four years subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the latest general election of members of the Legislative Assembly, held on October 4, 2011, the New Democratic Party was elected to a majority of seats. The next election must take place no later than October 6, 2015.

The following table sets forth the results of the three most recent elections of the Province.

	2003	2007	2011
New Democratic Party	35	36	37
Progressive Conservative Party	20	19	19
Liberal Party	2	2	1

Total	57	57	57

ECONOMY

General

Manitoba has a diversified economy. Its major industries are manufacturing; finance, insurance and real estate; retail trade; transportation and storage; wholesale trade; construction; agriculture; information and culture; and utilities. The largest components of manufacturing are food processing; primary metals; machinery; aerospace parts; other transportation equipment; chemicals; fabricated metals; plastics and rubber; wood products; printing; and paper. Agricultural production is diversified between crops and livestock. In transportation, Manitoba is a major center for truck, rail and air transport, and there is a deep-sea port at Churchill on Hudson Bay. The Province exports a large portion of its production.

Manitoba, like Canada, experienced a slowdown in economic activity starting in late 2008, due to the international recession. The downturn was slower to affect the Manitoba economy than the overall Canadian economy. In particular, in this cycle, Manitoba’s export sector declined later, and recovered later, than Canadian exports generally. As a result, Manitoba’s manufacturing and corresponding export sales were relatively stronger in 2009, and relatively weaker in 2010, than the overall Canadian manufacturing and export sectors. These Manitoba sectors have continued to recover at a more rapid rate in 2011 to date.

The following table sets forth growth rates in 2010 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rate for 2010.

	Manitoba	Canada
Housing Starts	41.1%	27.4%
Retail Sales	5.6	5.5
Manufacturing Sales	–1.6	8.9
Gross Domestic Product	4.7	6.3
Real Gross Domestic Product	2.2	3.2
Capital Investment	10.4	10.3
Foreign Merchandise Exports	–3.1	11.9
Farm Cash Receipts	0.1	–0.2
Value of Mineral Production	30.8	N/A
Consumer Price Index	0.8	1.8
Employment	1.9	1.4
Average Unemployment Rate	5.4	8.0

Reflecting a continued economic recovery in 2011, the survey average of private sector forecasts of real GDP published in the 2011 Manitoba budget was 2.7%. According to the February 2011 Statistics Canada survey of investment intentions, capital investment was expected to increase by 1.1% to $10.8 billion, with a public capital investment increase of 1.9% and a private capital investment increase of 0.6%.

The following table sets forth the year-to-date growth rates where available for 2011 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the year-to-date unemployment rate.

	Manitoba	Canada
Housing Starts (September)	–5.1	0.8
Retail Sales (August)	4.0	3.4
Manufacturing Sales (August)	8.2	6.9
Foreign Merchandise Exports (August)	17.0	10.8
Farm Cash Receipts (June)	–2.0	9.7
Consumer Price Index (September)	3.0	3.0
Employment (September)	0.8	1.6
Unemployment Rate (September)	5.4	7.5
Population (July)	1.3	1.0

The following table sets forth selected indicators of economic activity and the compound annual growth rates for Manitoba and Canada for the calendar years 2006 through 2010. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth compounded annually.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31,					Compound Annual Growth Rate 2006-2010
	2006	2007	2008	2009	2010
	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$45,147	$48,898	$51,056	$50,945	$53,325	4.2
Canada	1,450,405	1,529,589	1,603,418	1,528,985	1,624,608	2.9
Real Gross Domestic Product
Manitoba (2)	$39,987	$41,072	$41,902	$41,889	$42,809	1.7
Change	3.8%	2.7%	2.0%	0.0%	2.2%
Canada (2)	$1,283,033	$1,311,260	$1,320,291	$1,283,722	$1,324,993	0.8
Change	2.8%	2.2%	0.7%	–2.8%	3.2%
Personal Income	$35,622	$38,170	$40,452	$40,964	$42,295	4.4
Personal Income Per Capita (in Dollars)	30,086	31,979	33,556	33,599	34,261	3.3
Retail Sales	12,874	14,016	14,980	14,915	15,752	5.2
Capital Investment	7,837	8,903	10,008	9,694	10,699	8.1
Housing Starts (Units)	5,028	5,738	5,537	4,174	5,888	4.0
Change in Consumer Price Index
Manitoba	2.0%	2.0%	2.3%	0.6%	0.8%
Canada	2.0%	2.2%	2.3%	0.3%	1.8%
Population (July 1) (in thousands)
Manitoba	1,184	1,194	1,206	1,219	1,235	1.0
Canada	32,576	32,930	33,319	33,730	34,126	1.2
Employment (in thousands)	588.5	598.6	608.5	608.3	619.8	1.3
Average Unemployment Rate	4.3%	4.4%	4.2%	5.2%	5.4%
Average exchange rate (C$ per U.S.$)	$1.1341	$1.0748	$1.0660	$1.1420	$1.0299

(1)	At market prices.
(2)	Expressed in 2002 chained dollars.

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Department of Finance.

Economic Structure

The Province has a diversified economy. In 2010, goods producing industries accounted for 26.4% of real gross domestic product at basic prices. Manufacturing accounted for 10.4% of real gross domestic product at basic prices, construction for 5.8% and agriculture for 4.5%. The commercial service sector accounted for 53.2% of real gross domestic product at basic prices, and the non-commercial service sector for 20.4%.

The following table sets forth the real gross domestic product by industry at basic prices and the compound annual growth rates for the calendar years 2006 through 2010.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

	Year Ended December 31,					Compound Annual Growth Rate 2006-2010
	2006	2007	2008	2009	2010
	(In millions of 2002 chained dollars)
Goods Producing Industries
Manufacturing	$4,399	$4,621	$4,553	$4,140	$4,064	–	2.0
Construction	1,599	1,651	1,862	2,008	2,254		9.0
Agriculture	1,777	1,814	2,035	2,025	1,772	–	0.1
Utilities	1,539	1,542	1,518	1,484	1,468	–	1.2
Minerals	662	661	655	652	714		1.9
Forestry, Fishing and Trapping	92	82	71	60	61	–	9.9

Total Goods Producing Industries	10,067	10,372	10,694	10,368	10,333		0.7

Service Producing Industries
Commercial Services
Finance, Insurance and Real Estate	3,672	3,769	3,777	3,840	3,969		2.0
Owner-Occupied Dwellings (2)	3,140	3,235	3,318	3,415	3,542		3.1
Retail Trade	2,392	2,544	2,679	2,720	2,822		4.2
Transportation and Storage	2,622	2,627	2,649	2,587	2,693		0.7
Wholesale Trade	2,282	2,368	2,390	2,410	2,483		2.1
Information and Culture	1,516	1,560	1,583	1,592	1,625		1.7
Professional and Scientific	984	981	986	1,028	1,058		1.8
Accommodation, Food and Beverage	768	776	807	808	824		1.8
Business Services	650	663	665	645	681		1.2
Other Services	1,032	1,069	1,085	1,095	1,128		2.2

Total Commercial Services Industries	19,059	19,590	19,937	20,140	20,823		2.2

Non-commercial Services
Health and Welfare	2,899	2,952	2,969	2,980	3,049		1.3
Education	1,926	1,970	2,017	2,073	2,138		2.6
Federal Administration	1,246	1,266	1,279	1,294	1,322		1.5
Provincial Administration	848	870	885	901	919		2.0
Municipal Administration	502	519	517	531	543		2.0

Total Non-commercial Services Industries	7,421	7,577	7,667	7,778	7,971		1.8

Total Service Producing Industries	26,480	27,168	27,603	27,918	28,794		2.1

Real Gross Domestic Product at Basic Prices (3)	$36,548	$37,539	$38,297	$38,286	$39,126		1.7

(1)	Real gross domestic product measures value added and therefore differs from the value of production or the value of shipments by industry. Real gross domestic product at basic prices is the sum of all factor incomes from production in the Province. Real gross domestic product at basic prices plus indirect taxes, minus subsidies, equals real gross domestic product at market prices. Amounts in the table are expressed in 2002 dollars.
(2)	Imputed rent value of Owner-Occupied Dwellings.
(3)	Total real gross domestic product at basic prices does not equal the sum of real gross domestic product by industry due to the chaining of dollars.

Source: Manitoba Bureau of Statistics.

Manufacturing. Manufacturing is the largest sector of the Manitoba economy and is well diversified, producing a wide range of consumer and industrial goods. In 2010, manufacturing accounted for 10.4% of Manitoba’s real GDP and 10.2% of employment.

The largest industry, food, accounts for 25.5% of total sales, and produces a broad range of products. The next largest industries are: primary metals, primarily smelted nickel, copper and zinc (14.6% of sales); machinery, mainly agricultural implements (9.5% of sales); aerospace equipment (6.5% of sales); other transportation equipment, primarily buses (6.3% of sales) and chemicals, primarily pharmaceuticals and agricultural products (6.3% of sales). The remaining industries range in size from 5.6% to 2.4% of sales.

In 2010, manufacturing sales decreased 1.6% due to declines in most sectors except primary metals, wood industries and non-metallic minerals, reflecting the impact on Manitoba of the global recession that began in 2008. Non-durables continued to decline in 2010 but durable goods shipments stabilized with an overall decline of 0.1%.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal Manitoba manufacturing industries for the calendar years 2006 through 2010.

GROSS VALUE OF MANUFACTURING SALES

	Year Ended December 31,					Compound Annual Growth Rate 2006-2010
	2006	2007	2008	2009	2010
	(In millions of dollars)
Non-durables
Food	$3,534.5	$3,631.6	$3,723.6	$3,688.6	$3,675.6	1.0
Chemicals	765.3	826.7	1,126.9	1,032.7	913.5	4.5
Plastics and Rubber	657.2	677.2	656.9	614.2	607.2	–2.0
Printing	500.7	537.8	591.7	461.5	400.9	–5.4
Paper Products	496.7	445.8	442.3	377.4	347.3	–8.6
Other Non-durables	556.4	490.5	431.6	410.1	416.0	–7.0
Durables
Primary Metals	2,438.3	3,050.2	2,627.0	1,845.8	2,103.7	–3.6
Total Transportation Equipment	1,918.6	2,199.7	2,050.0	1,884.1	1,859.0	–0.8
of which Aerospace parts	756.9	859.9	921.4	950.5	943.8	5.7
Machinery	1,043.9	1,181.0	1,493.9	1,508.6	1,366.9	7.0
Fabricated Metals	793.0	796.7	891.4	829.8	801.7	0.3
Wood Products	662.0	620.1	573.5	427.6	433.0	–10.1
Other Durables	1,495.4	1,721.5	1,764.5	1,572.5	1,497.1	0.0

Total	$14,862.0	$16,178.7	$16,373.4	$14,653.0	$14,421.9	–0.7

Source: Statistics Canada.

In the first eight months of 2011, the value of manufacturing sales increased 8.2% compared to the first eight months of 2010. The principal increases are a 35.8% increase in chemicals, a 20.3% increase in machinery, a 16.8% increase in primary metals, a 10.7% increase in transportation equipment, a 7.8% increase in paper products, a 4.3% increase in fabricated metals and a 1.7% increase in food. Decreases were in electrical appliances, down 19.3%, wood down 10.4% and printing down 7.9%.

Agriculture.    Farm cash receipts comprise approximately 60% crops and 40% livestock and are well diversified within these major sectors of production.

In 2010, farm cash receipts increased 0.1%. Crop receipts decreased 2.1% as declines in wheat, vegetables, specialty and forage crops, and other grains more than offset the increase in oilseeds. Livestock receipts increased 6.1% as a result of an increase of 13.7% in hog receipts. Direct payments decreased 9.6%.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2006 through 2010.

FARM CASH RECEIPTS

	Year Ended December 31,					Compound Annual Growth Rate 2006-2010
	2006	2007	2008	2009	2010
	(In millions of dollars)
Crops
Oilseeds	$424.7	$848.6	$1,140.1	$1,183.7	$1,262.5	31.3
Wheat	363.2	643.9	848.5	801.2	729.0	19.0
Vegetables	178.0	217.7	236.5	289.2	245.2	8.3
Other Grains	141.9	271.6	310.8	207.6	204.6	9.6
Specialty and Forage	126.9	222.6	240.2	212.2	183.8	9.7
Other (1)	40.6	–7.2	–12.7	111.0	120.1	31.1

Total Crops	1,275.3	2,197.2	2,763.4	2,804.8	2,745.2	21.1

Livestock
Hogs	827.4	802.9	701.1	719.1	817.9	–0.3
Cattle and Calves	551.9	503.1	520.1	438.4	444.6	–5.3
Dairy	188.8	203.1	226.0	228.5	228.1	4.8
Poultry and Eggs	93.8	165.5	178.2	185.4	177.1	17.2
Other Livestock	124.6	59.5	61.3	65.2	69.6	–13.6

Total Livestock	1,786.5	1,734.0	1,686.7	1,636.7	1,737.3	–0.7

Direct Payments	626.1	412.6	350.4	386.3	349.4	–13.6

Total	$3,687.9	$4,343.9	$4,800.5	$4,827.9	$4,831.9	7.0

Net Cash Income (2)	$476.4	$808.2	$837.8	$1,015.9	$1,155.7	24.8

(1)	Includes other crops, and, as a negative amount, deferred payments on all crops.
(2)	Represents farm cash receipts less operating expenses.

Source: Statistics Canada.

The sector benefits from a number of support programs designed to stabilize farm incomes and offset specific adverse conditions affecting products. Payments under these programs are reflected as direct payments in the table above.

On May 20, 2003, the Canadian Food Inspection Agency announced that tests had confirmed that a case of Bovine Spongiform Encephalopathy had been found in a single beef cow in the Province of Alberta. Following this event, the U.S. and several other countries closed their borders to Canadian cattle. Borders were gradually reopened to beef products, culminating in full restoration of access in November 2007.

In September 2008, the United States introduced Country of Origin Labeling (“COOL”), which has dramatically altered the Canada-U.S. livestock trade. The U.S. COOL law requires labels for fresh beef, pork and lamb, exempting processed meat. Since the initial implementation of COOL, U.S. processors have been unwilling or unable to modify their production to permit compliance with the new requirements, as applied to Canadian sourced livestock.

To assist producers, the Federal Government introduced the Hog Farm Transition Program, a national initiative designed to help eligible producers by providing payments to those who agree to discontinue all hog production in their enterprise for a minimum of three years, commencing in 2009. The Federal Government made payments of $15.6 million to Manitoba producers and the program was completed by the end of January 2011.

In the first six months of 2011, farm cash receipts decreased 2.0% from the same period in 2010. Crop receipts decreased 9.3%, due to flooding caused by excess precipitation creating lower production volumes in 2011. Livestock cash receipts increased 5.5% as a result of a 6.9% increase in receipts for hogs offsetting a 3.1% decrease in receipts for cattle and calves. Direct payments increased 27.8%.

In 2011, crop production volumes are expected to decrease from 2010 levels, due to a second consecutive year of higher than normal precipitation. Flooding caused by excessive precipitation resulted in reduced seeded acreage and lower crop yields for many crops in 2010. Statistics Canada estimates that, as of October 4, 2011, the volume of Manitoba wheat and canola production has declined 29.9% and 23.2%, respectively, relative to 2010, while barley is estimated to have declined 46.4%. Among other major crops, oats and soybean production are estimated to have decreased 34.1% and 18.7%, respectively. Livestock production in Manitoba is expected to continue to decrease, with declining cattle inventories so far this year, and fewer breeding stock pigs and calves being bred.

Minerals.    The principal metals produced in Manitoba are nickel, copper, zinc, and gold. Other metals include silver, platinum, cobalt, selenium, tellurium and cesium. Industrial minerals produced consist principally of sand and gravel, stone, peat moss and lime.

In 2010, the gross value of mineral production in Manitoba increased 30.8% to $2,570.7 million. The gross value of metal production increased 26.2% in 2010 predominantly as a result of higher prices for metals. Nickel accounted for 26% of the gross value of mineral production in 2010. The value of gold production increased 26.2% as a result of higher production volumes and prices. The value of petroleum production increased 45.3%, reflecting increased production volume and prices, while the value of industrial mineral production increased 8.0%.

The following table sets forth the gross value of mineral production and the compound annual growth rates for the calendar years 2006 through 2010.

GROSS VALUE OF MINERAL PRODUCTION

	Year Ended December 31,					Compound Annual Growth Rate 2006-2010
	2006	2007	2008	2009	2010
	(In millions of dollars)
Metals
Nickel	$1,011.9	$1,346.5	$715.5	$532.0	$674.0	–9.7
Copper	417.2	424.7	381.9	289.7	408.8	–0.5
Zinc	382.0	367.9	196.4	144.2	171.0	–18.2
Gold	76.8	89.6	113.7	142.3	179.5	23.6
Other Metals	83.8	101.8	124.3	71.1	55.1	–10.0

Total Metals	1,971.7	2,330.6	1,531.8	1,179.2	1,488.4	–6.8
Petroleum	521.9	590.7	839.3	624.3	907.2	14.8
Industrial Minerals	117.3	149.0	155.2	162.2	175.1	10.5

Total	$2,610.9	$3,070.2	$2,526.3	$1,965.7	$2,570.7	–0.4

Sources: Natural Resources Canada and Manitoba Department of Innovation, Energy and Mines.

The value of mineral production in 2011 is expected to be greater than 2010. While higher prices for metals are expected to partially offset lower production volumes, both prices and production for petroleum are higher compared to 2010.

HudBay Minerals Inc. announced that ongoing development at Flin Flon will extend base metal operations there until 2020. HudBay Minerals Inc. closed its Flin Flon copper smelter in June 2010 (smelting operations are reflected in Manufacturing — Primary Metals, rather than under Mineral Production) and anticipates the closure of its Trout Lake and Chisel North zinc mines in 2012. HudBay Minerals Inc. has also announced that it expects to commence production at its Lalor Lake copper, zinc and gold mine in 2012, reaching full production by 2018. HudBay Minerals Inc. announced plans to build a new concentrator at its Lalor mine for an additional $144 million. This will increase employment both during construction and after completion compared to previous plans to refurbish an older concentrator.

Services. The service sector comprises a wide range of activities including trade, transportation, finance, tourism and personal services. From 2006 through 2010, commercial service industries accounted for 48.7% of average total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 27.7%.

Winnipeg is an air, rail and trucking hub, connected to Canadian and international markets. Both of Canada’s national railways pass through Winnipeg where they have large operations. Several of Canada’s largest trucking firms are headquartered in Manitoba. Because the Winnipeg international airport is one of the few that does not have nighttime landing restrictions, and is centrally located in North America, it is a major hub for courier services. The Winnipeg Airports Authority has completed a major redevelopment plan including a new air terminal building complex, parking structure and related support infrastructure. The new passenger terminal opened in October 2011. The 20,000 acre CentrePort inland port and free trade zone offers development opportunities for distribution, warehousing and manufacturing operations, linked to rail, air cargo and trucking facilities. This $212 million CentrePort infrastructure investment will enhance the flow of interprovincial and international trade through the province.

Commodity trading and financial services are important components of Winnipeg’s economy. In particular, the city is the center of Canada’s grain trade. The Canadian Wheat Board is located in Winnipeg. ICE Futures Canada is the only commodity exchange, and the second largest futures exchange, in Canada. Six grain companies have their head office or Canadian head office in Winnipeg. Winnipeg is also the headquarters of one of Canada’s largest mutual fund companies, Investors Group, and one of Canada’s largest life insurance companies, Great-West Life.

Manitoba’s central location, low-cost office space and multilingual labor force have contributed to the expansion of call centers (telemarketing and customer service centers) in the Province. Data processing and engineering are important extra-provincial export-oriented industries. A growing population has stimulated residential construction and retail development in the southwest corner of Winnipeg. A 1.5 million square foot commercial development (the largest in 25 years) with investment of $400 million will be built and anchored by IKEA’s second largest store in Canada. IKEA expects the 395,000 square foot store to open in late 2012.

Winnipeg serves as a regional shopping center for all of southern Manitoba. In 2010, retail sales in Manitoba increased 5.6% to $15.8 billion. In the first eight months of 2011, retail sales increased 4.0% compared to the same period of 2010.

The Province has a well-developed tourism industry. As a result of Manitoba’s central location, the Province attracts national and international convention activity. Winnipeg serves as a regional entertainment center for portions of North Dakota, Minnesota and northwestern Ontario. In 2011 Winnipeg acquired a National Hockey League franchise, and is now home to the Winnipeg Jets. Manitoba offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities. The Museum for Human Rights, located at the Forks, represents a $310 million capital expenditure creating a 260,000 square foot LEED rated building. When complete in 2012, it will be the first National Museum of Canada located outside the National Capital Region.

Total Exports and Imports

In 2010, total exports of Manitoba goods and services to foreign markets and other provinces increased 0.9% to $29.3 billion. Total imports increased 5.1% to $32.5 billion. The trade deficit was $3.2 billion. Total exports were equal to 55.0% of GDP while total imports were equal to 60.9%.

The following table sets forth categories of Selected Trade indicators for the calendar years 2006 through 2010.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In millions of dollars unless otherwise indicated)
Exports of Goods and Services
International	$13,998	$16,622	$16,734	$14,080	$14,275
Interprovincial	12,984	14,338	15,355	14,977	15,031

Total Exports of Goods and Services	26,982	30,960	32,089	29,056	29,306

Ratio of total exports to Nominal Gross Domestic Product	59.8%	63.3%	62.9%	57.0%	55.0%
Imports of Goods and Services
International	12,270	13,751	14,927	13,947	14,764
Interprovincial	16,084	17,871	18,737	16,926	17,691

Total Imports of Goods and Services	28,354	31,622	33,664	30,873	32,455
Ratio of total imports to Nominal Gross Domestic Product	62.8%	64.7%	65.9%	60.6%	60.9%

Trade Balance	$(1,372)	$(662)	$(1,575)	$(1,817)	$(3,149)

Source: Statistics Canada and the Manitoba Bureau of Statistics.

Goods exports accounted for 92.7% of all international exports in 2010 (92.7% in 2009), while services exports accounted for 7.3% in 2010 (7.3% in 2009).

Goods exports accounted for 47.7% of all interprovincial exports in 2010 (48.1% in 2009), while services accounted for 52.3% in 2010 (51.9% in 2009).

Goods imports accounted for 85.3% of all international imports in 2010 (84.9% in 2009), while services accounted for 14.7% in 2010 (15.1% in 2009).

Goods imports accounted for 51.3% of all interprovincial imports in 2010 (51.3% in 2009), while services imports accounted for 48.7% in 2010 (48.7% in 2009).

Foreign Merchandise Exports

In 2010, foreign merchandise exports amounted to $10.2 billion, a decrease of 3.1% from 2009, and were equal to 19.2% of GDP at market prices. The decrease reflected the general impact of the global recession and was spread across a number of sectors. In 2010, of the total foreign merchandise exports, 63.9% were to the United States, 20.6% to Asia, 4.4% to Europe and 3.3% to Mexico.

Over the five years 2006 to 2010, exports to the United States decreased by 14.7% (representing a compound annual growth rate of –3.9%) and exports to all other countries increased by 46.3% (representing a compound annual growth rate of 10.0%).

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2006 through 2010.

FOREIGN EXPORTS BY COMMODITY (1)

	Year Ended December 31,					Compound Annual Growth Rate 2006-2010
	2006	2007	2008	2009	2010
	(In millions of dollars)
Manufacturing
Food	$1,068.1	$1,237.8	$1,506.7	$1,385.3	$1,366.8	6.4
Primary Metals	1,763.1	2,716.8	1,938.6	1,088.5	1,232.8	–8.6
Transportation Equipment	1,059.8	1,116.3	962.7	992.3	836.5	–5.7
Machinery	733.9	786.0	1,020.6	947.2	883.3	4.7
Chemicals	957.0	706.0	619.1	673.1	611.8	–10.6
Plastics	303.3	286.1	290.2	285.3	280.7	–1.9
Paper and Allied	262.8	239.7	271.7	209.4	180.7	–8.9
Electrical Equipment	142.8	160.4	179.2	153.7	142.5	–0.1
Fabricated Metal	178.9	178.7	186.3	128.9	142.6	–5.5
Petroleum and Coal	90.0	115.9	110.8	114.6	91.7	0.5
Wood Products	332.6	277.2	189.9	109.6	90.0	–27.9
Furniture and Fixtures	234.1	195.4	137.9	99.7	98.1	–19.5
Computers and Electronics	101.3	97.0	128.2	98.1	117.7	3.8
Printing and Publishing	138.8	118.0	102.6	93.6	92.4	–9.7
Other	144.5	182.8	185.7	120.7	108.2	–7.0

Total Manufacturing	7,510.9	8,414.3	7,830.2	6,500.1	6,276.6	–4.4

Agriculture
Oilseeds	329.0	680.5	1,112.8	975.3	979.1	31.3
Wheat	397.9	696.1	1,118.8	984.8	886.7	22.2
Other Grains	114.0	244.0	332.8	191.9	184.7	12.8
Cattle	183.2	280.0	306.4	187.9	167.2	–2.3
Hogs	374.5	405.9	279.7	193.0	225.0	–12.0
Vegetables	115.3	141.8	160.2	143.0	173.2	10.7
Other Agriculture	71.1	80.5	83.0	65.0	55.7	–5.9

Total Agriculture	1,585.1	2,528.9	3,393.8	2,740.9	2,671.6	13.9

Minerals	128.7	357.9	760.4	484.2	520.2	41.8
Electricity	507.8	480.0	476.5	320.5	320.4	–10.9
Other Primary	3.9	4.4	3.9	3.7	3.1	–5.6
Other	458.8	410.6	507.1	517.2	445.0	–0.8

Total	$10,195.2	$12,196.0	$12,971.9	$10,566.6	$10,236.9	0.1

(1)	Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of provincial foreign exports.

Source: Statistics Canada.

Total foreign exports for the first eight months of 2011 were up 17.0% compared to the first eight months of 2010. On a year-to-date basis, exports to the United States have increased by 6.5% while exports to other countries have increased by 38.0%.

Capital Investment

In 2010, capital investment increased 10.4%. The largest percentage increases in capital investment occurred in education services; utilities; information and culture; public administration; minerals; wholesale trade; manufacturing; housing; and construction. The decreases in capital investment occurred in other capital (primarily accommodation, food services, arts, entertainment and recreation); finance and insurance; transportation and storage; retail trade; agriculture; professional and scientific services; heath care and social services; and real estate. The Statistics Canada survey of investment intentions published in February 2011 indicated that capital investment in 2011 was expected to increase by 1.1%. Private capital investment was expected to increase 0.6% and public investment to increase 1.9%. The largest increases were expected to occur in manufacturing; health care and social services; retail trade; agriculture; housing and construction. The largest decreases were expected to occur in education; transportation and storage; professional and scientific services; real estate; and information and culture.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2006 through 2010.

CAPITAL INVESTMENT

	Year Ended December 31,					Compound Annual Growth Rate 2006-2010
	2006	2007	2008	2009	2010
	(In millions of dollars)
Housing	$1,795.5	$2,099.3	$2,309.8	$2,246.1	$2,413.4	7.7
Public Administration	912.7	1,322.8	1,509.1	1,400.2	1,759.8	17.8
Utilities	708.6	820.5	887.1	959.7	1,426.0	19.1
Transportation and Storage	550.3	659.0	1,141.0	1,230.1	1,052.1	17.6
Minerals	486.8	554.7	673.8	568.2	706.8	9.8
Agriculture	364.9	423.6	438.7	561.3	536.6	10.1
Finance and Insurance	546.3	599.4	516.5	396.6	310.6	–13.2
Manufacturing	491.8	570.8	540.1	381.5	411.2	–4.4
Real Estate	315.7	315.2	314.9	232.5	229.3	–7.7
Education	196.0	236.1	209.7	216.2	341.8	14.9
Retail Trade	259.8	297.9	360.2	285.3	248.0	–1.2
Information and Culture	326.3	230.3	262.5	271.3	369.1	3.1
Wholesale Trade	180.2	172.2	216.6	165.7	197.5	2.3
Construction	214.8	138.4	171.6	131.7	140.8	–10.0
Health Care and Social Services	241.4	183.3	169.7	285.4	278.5	3.6
Professional and Scientific	65.6	82.8	72.9	73.9	71.6	2.2
Other	180.6	196.2	213.8	288.6	205.9	3.3

Total	$7,837.3	$8,902.5	$10,008.0	$9,694.3	$10,699.0	8.1

Private	$5,810.5	$6,267.4	$7,166.2	$6,657.4	$6,897.7	4.4
Public	2,026.7	2,635.1	2,841.8	3,036.9	3,801.3	17.0

Source: Statistics Canada.

Labor Force

In 2010, employment increased substantially with growth occurring in accommodation and food services; professional, scientific and technical services; health services; utilities; education; construction; forestry, fishing and mining; wholesale and retail trade; manufacturing; and business and administrative services. Declines were recorded in other services; transportation and storage; information, culture and recreation; agriculture; finance; and public administration. In 2010, the average unemployment rate in Manitoba was 5.4%, the second lowest of any province in Canada and significantly lower than Canada’s rate of 8.0%.

The following table sets forth selected labor force statistics for Manitoba and Canada for the calendar years 2006 through 2010.

LABOR FORCE

	Annual Averages
	2006	2007	2008	2009	2010
	(In thousands unless otherwise indicated)
Labor Force	615.2	626.4	635.0	641.8	654.9
Employment	588.5	598.6	608.5	608.3	619.8
Participation Rate (%)	68.5	69.0	69.3	69.1	69.6
Participation Rate (Canada) (%)	67.0	67.4	67.7	67.1	67.0
Unemployment Rate (%)	4.3	4.4	4.2	5.2	5.4
Unemployment Rate (Canada) (%)	6.3	6.0	6.1	8.3	8.0

Source: Statistics Canada.

In the first nine months of 2011, seasonally adjusted employment in Manitoba increased 0.8% compared to the same period for 2010, reaching 624,000. Employment increases were recorded in construction; utilities; health services; manufacturing; finance; information, culture and recreation; public administration; and wholesale and retail trade. Declines were recorded in business and administrative services; forestry, fishing and mining; education; agriculture; other services; transportation and storage; accommodation and food services; and professional and scientific services.

In the first nine months of 2011, the seasonally adjusted unemployment rate in Manitoba averaged 5.4%, down from 5.5% in the same period in 2010. In the first nine months of 2011, the seasonally adjusted unemployment rate in Canada averaged 7.5%. Manitoba’s seasonally adjusted labor force participation rate over the first nine months of 2011 averaged 69.3%, down from 69.7% in the same period of 2010.

Energy

Refined petroleum and natural gas provided 39.6% and 28.9%, respectively, of the Province’s total energy needs in 2009, while 29.3% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES

Under the Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, public money is deposited to the credit of the Minister of Finance and forms part of the Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenses that are urgently and immediately required for the public good through the issuance of special warrants.

The Summary Financial Statements of the Government of the Province of Manitoba (See “Tables of Supplementary Information — Tables I and II”) reflect the financial results of the Government Reporting Entity, which consists of the Consolidated Fund plus Crown Organizations and Government Business Enterprises (i.e., entities whose principal activity is carrying on a business, such as The Manitoba Hydro-Electric Board (“Manitoba Hydro”), Manitoba Public Insurance Corporation, Workers Compensation Board, Manitoba Liquor Control Commission and Manitoba Lotteries Corporation). These financial statements consolidate the financial statements of all of the organizations comprising the Government Reporting Entity, except for Government Business Enterprises, which are accounted for by the modified equity method of accounting. The purpose of the Summary Financial Statements is to report fully the nature and extent of the financial affairs and resources for which the Government is ultimately responsible.

In order to be considered a part of the Government’s Reporting Entity for the “Summary Financial Statements”, an organization must be controlled by the Government. Control, as defined by the Canadian Institute of Chartered Accountants (“CICA”) Public Sector Accounting Standards Board, is the power to govern the financial and operating policies of another organization together with the expected benefits or the risk of loss from the other organization’s activities.

Crown organizations are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the Government Reporting Entity. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax. Where the fiscal year-end dates of Crown organizations are not the same as that of the Government Reporting Entity and their transactions significantly affect the financial statements, their financial results are updated to March 31.

Government Business Enterprises, whose principal activity is carrying on a business, maintain their accounts in accordance with accounting principles which are generally accepted for the relevant type of business enterprise. They derive the majority of their revenue from sources outside the Government Reporting Entity. They are reported in the Summary Financial Statements using the modified equity method of accounting without adjusting their accounting policies to a basis consistent with that of the Government Reporting Entity. Under the modified equity method, the Province includes the Government Business Enterprises’ net assets and net income by adjusting the investment shown in the Province’s Summary Statement of Financial Position and by presenting the net income as a separate item on the Province’s Summary Statement of Revenue and Expense. The financial results of business enterprises are not updated to March 31 where their fiscal year-end is not the same as that of the Government Reporting Entity except when transactions which would significantly affect the Summary Financial Statement occur during the intervening period. Inter-entity accounts and transactions are not eliminated, nor are normal inter-entity operating transactions disclosed separately.

As of fiscal year 2008, all public school divisions were also included in the Summary Financial Statements. Fiscal year 2007 results have been restated to reflect this.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Account and the Debt Retirement Account. These Accounts were formerly known as the Fiscal Stabilization Fund and the Debt Retirement Fund, respectively. The Fiscal Stabilization Account serves to cushion fluctuations in provincial revenue and provide a more stable basis for fiscal decisions. The Account is also available for special initiatives. Transfers to and from the Fiscal Stabilization Account are determined by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2011, the Fiscal Stabilization Account had $681.9 million in liquid assets ($807.3 million in 2010).

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)	Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined for current year entitlements that have been authorized by March 31, that can be reasonably estimated and for which any eligibility criteria have been met. Revenues from individual and corporation income tax are accrued in the year earned based upon estimates made by the Government of Canada using statistical models. Tax revenues are recorded at estimated amounts after considering adjustments for tax credits and other adjustments from the Government of Canada.

b)	Other Revenue — all other revenues are recorded on an accrual basis except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable.

c)	Expenses — all expenses incurred for goods and services received are recorded on an accrual basis. Exceptions to this policy involve the acquisition of inventories acquired for the government’s use that are reflected as expenses when incurred.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations. Government transfers are recognized as expenses in the period during which the transaction is authorized and any eligibility criteria are met.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities which carry out certain responsibilities delegated by the Province, except that provincial assistance provided to those entities is included in the accounts of the Province as an expense.

The Summary Financial Statements have been prepared in accordance with GAAP for senior Governments as recommended by the CICA.

The accounts and financial statements of the Province are examined by the Auditor General who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

STATEMENT OF REVENUE AND EXPENSE

OF THE GOVERNMENT REPORTING ENTITY (1)

	Year Ended March 31,
	2007	2008	2009	2010	2011
	(In millions of dollars)
Revenue
Income taxes:
Corporation income tax	$311	$367	$386	$257	$330
Individual income tax	2,130	2,285	2,455	2,402	2,592
Other taxes:
Retail sales tax	1,357	1,473	1,569	1,570	1,618
Fuel taxes	241	248	253	255	256
Levy for health and education	318	341	261	264	269
Mining Tax	96	100	46	10	42
Education property tax	643	646	657	668	690
Other taxes	474	480	490	514	531
Fees and other revenue	1,493	1,628	1,722	1,792	1,825
Federal transfers:
Equalization	1,709	1,826	2,063	2,063	2,001
Canada Health and Canada Social Transfers	1,198	1,210	1,263	1,302	1,365
Shared cost and other	413	561	540	559	681
Net income from Government Business Enterprises	627	947	764	772	775
Sinking funds and other investments earnings	423	384	296	220	230

Total Revenue	11,433	12,496	12,765	12,648	13,205

Expenses
Health and Healthy Living	3,956	4,232	4,590	4,831	5,120
Education	2,948	3,224	3,091	3,227	3,341
Family Services and Consumer Affairs	1,142	1,224	1,192	1,295	1,363
Community, Economic and Resource Development	1,280	1,420	1,729	1,813	1,972
Justice and Other Government	829	974	882	926	934
Debt Servicing	793	864	830	756	773

Total Expenses	10,948	11,938	12,314	12,848	13,503

Net Income for the year	$485	$558	$451	$(200)	$(298)

(1)	Certain comparative amounts are restated to conform with the 2011 presentation. As of 2008, all public school divisions are included in the Summary Financial Statements, and 2007 results have been restated to reflect this.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for both Core Government operations and on a summary financial basis. In 2004, the Government of Manitoba announced its plan to implement Summary Budgeting and Reporting on a full generally accepted accounting principles (“GAAP”) basis for the fiscal year ending March 31, 2008. Budget 2008 was the first budget to provide the financial overview of the Government Reporting Entity.

In October 2008, The Balanced Budget, Debt Repayment and Taxpayer Accountability Act (the “Balanced Budget Act”) was replaced with The Balanced Budget, Fiscal Management and Taxpayer Accountability Act (the “New Balanced Budget Act”), which reflected the shift to summary budgets and financial reporting. Under the previous Act, the Government was required to achieve a positive balance for Core Government operations each fiscal year and make a minimum contribution to the Debt Retirement Account. The balance was calculated by subtracting Core Government operating expenditures from Core Government revenue, and making adjustments for payments to the Debt Retirement Account and transfers from the Fiscal Stabilization Account.

Under the New Balanced Budget Act, each year the Government is required to achieve a positive balance on a four-year moving average basis, calculated as follows:

•	net income or loss as shown in the audited summary financial statements for the Government Reporting Entity for the fiscal year;

•	plus the net income or less the net loss for each of the three preceding fiscal years as shown in the audited summary financial statements for the Government Reporting Entity for those years.

Transfers to and from the Debt Retirement Account and the Fiscal Stabilization Account do not affect the calculation of balance.

Adjustments are permitted in a fiscal year in the case of war, disaster, unusual weather or climate conditions, or certain unanticipated actions taken by other levels of government or regulatory bodies. Proceeds from the sale of a Crown corporation may not be used in determining whether there is a positive or negative balance for a fiscal year.

Under the New Balanced Budget Act, if the balance at the end of a fiscal year is negative, the salaries of all members of the Executive Council would be reduced for the next fiscal year. These provisions do not apply in a fiscal year during which an election results in a change in the party forming the Government.

In June 2010, the New Balanced Budget Act was amended (the “2010 Amendment”) to suspend until after March 31, 2014 the requirement that the Minister table a budget that projects a positive balance, as defined under the New Balanced Budget Act. Under the 2010 Amendment, the salaries of the Executive Council Members have been reduced to eighty percent of their salary prior to April 1, 2010, until March 31, 2014.

The New Balanced Budget Act required a minimum annual payment to the Debt Retirement Account starting in fiscal year 2012, of $110.5 million plus 7% of all debt repayments made after 2011, for the purpose of retiring the net general purpose debt and pension liability of the Province. The Act also provided authority for the Minister of Finance to transfer any additional amount the minister considered feasible for fiscal 2010 and fiscal 2011. In fiscal 2010, $20 million was transferred.

Under the 2010 Amendment these annual transfers to the debt retirement account are not required until fiscal year 2015. However, for fiscal year 2010 through fiscal year 2014, at least $600 million of the Fiscal Stabilization Account must be applied to the amortization of increases of the general purpose debt, and related interest expense, attributable to negative net results for fiscal years within that period.

The New Balanced Budget Act limits tax increases by requiring the approval of voters in a referendum before the rates of four major taxes (individual income tax, corporation income tax, retail sales tax, and the levy for health and education) may be increased. In the fiscal year ended March 31, 2009, these four taxes accounted for 46% of Core Government revenue; 72% of total summary own-source revenue; and 36% of total summary revenue. Exceptions are allowed for revenue-neutral rebalancing of Provincial tax rates, and for offsetting changes in federal and provincial taxes.

The New Balanced Budget Act requires that the Government release a summary budget for the Government Reporting Entity by April 30 of each year, except in unusual circumstances or if at any time in March or April the legislature is dissolved. Moreover, when the budget is released, it must be accompanied by a financial management strategy that includes:

•	The Government’s objectives for measurable outcomes for that fiscal year and future years; and

•	A summary of the Government’s projected revenue and expenditures as set out in the main estimates.

After the end of the fiscal year, the Minister of Finance must release a report that compares the results for the year with the objectives for that year.

The Financial Management Strategy included in Budget 2011 set out the Government’s priorities for fiscal management, as well as measurable outcomes, as follows:

Financial Management Priority	Measurable Outcomes
Transparency, Accountability and Fiscal Discipline	• Summary Net Income • Maintaining accountability for Core Government program expenditure and revenue

Stable and Affordable Government	• Credit Ratings

• Expenditure as a percentage of Gross Domestic Product (GDP)

• Strengthening the management of public resources

Managing Debt	• Debt retirement

• Net Debt to GDP ratio

Infrastructure and Capital Asset Renewal	• Capital investments

Performance Measurement	• Continued development of performance measurement capacity

These priorities will be reported on at the time the Public Accounts for the year are released.

The Government was required to comply with the Balanced Budget Act through fiscal year 2008, and to comply with the New Balanced Budget Act beginning with fiscal year 2009, subject to the 2010 Amendment.

The following table sets forth the compliance test under the former Balanced Budget Act for fiscal years 2006 through 2008:

FORMER BALANCED BUDGET ACT COMPLIANCE

	Year Ending March 31,
	2006	2007	2008
	(In millions of dollars)
Total Revenue before Transfer from Fiscal Stabilization Account and Extraordinary Items	$8,425	$8,948	$9,631
Total Expenses Before Transfer to Debt Retirement Account	8,284	8,728	9,393

Core Government Surplus (Deficit) Before Transfers	141	220	238
Transfer from Fiscal Stabilization Account	—	—	—
Transfer to Debt Retirement Account	(110)	(110)	(110)

Core Government Surplus (Deficit)	31	110	128

Budgetary Surplus for Balanced Budget Legislation purposes	$31	$110	$128

The following table sets forth the compliance test under the New Balanced Budget Act for fiscal years 2009 and 2010:

NEW BALANCED BUDGET ACT COMPLIANCE

Effective March 31, 2009

	Year Ending March 31,
	2007	2008	2009	2010
	(In millions of dollars)
Total Summary Revenue	$10,920	$12,437	$12,915	$12,647
Total Summary Expenses	10,490	11,861	12,445	12,848

Summary Net Income	$430	$576	$470	$(201)

Average four year balance for New Balanced Budget Legislation purposes(1)			$463	$319

(1)	Under The New Balanced Budget Act, the balance as at the end of a fiscal year is calculated as the average of the net results for the fiscal years within the four-year period ending at that time. The net result for each of those years is the net income or loss as shown in the audited summary financial statements for the Government Reporting Entity for that fiscal year. Prior year accounting adjustments are not included in the Balanced Budget calculations as per the legislation.

The compliance test of the New Balanced Budget Act is suspended for Fiscal Years 2011-2014. The Amendment also suspended the requirement that the Comptroller prepare a statement for each fiscal year of the balance (as defined in the New Balanced Budget Act) at the end of each fiscal year and that the Auditor General report on such statement.

The following table sets forth the budgeted financing requirement for the Government Reporting Entity for fiscal year 2012:

BUDGETED FINANCING REQUIREMENT

Refinancing:
General Government Programs	$854
Manitoba Hydro	485
General Government Capital Investments	231
New Cash Requirements:
Manitoba Hydro	583
General Government Capital Investments	637
General Government Programs	354
Civil Service Superannuation Plan	240
Other Self-Sustaining Programs	384

Total Provincial Financing Requirement	$3,768

In the fiscal year 2011, total summary revenue was $13,205 million or $486 million higher than the budget estimate of $12,719 million. Significant variations from budget included an increase of $76 million in the net income from Government Business Entities primarily due to better than anticipated results from Manitoba Liquor Control Commission and Manitoba Lotteries Corporation; increased income taxes of $255 million primarily resulting from a recovery from the 2009/2010 weakness in the economy; increases in fees and other revenue of $190 million, primarily the result of higher than forecast third party fees recovered by Crown organizations; decreased Federal transfers of $78 million primarily related to the timing of shared cost programs; and increased sinking fund and other investment earnings of $22 million.

Summary expenses for the year ended March 31, 2011 were $13,503 million, an increase of $239 million from the budget estimate of $13,264 million, due primarily to increases in funding to Regional Health Authorities; Justice; increases in infrastructure programs and agricultural support programs; and unexpected expenditures related to spring flooding costs.

The Summary Budget for the fiscal year ending March 31, 2012 was presented to the Legislature on April 12, 2011.

The following discussion of Core Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, which may differ from corresponding amounts reflected in the Summary Financial Statements.

Core Government Revenue

Provincial Source Revenues.    Of its Total Revenue Before Transfer from Fiscal Stabilization Account budgeted for the fiscal year ending March 31, 2012 of $10,772.5 million, the Province expects to derive $7,124.7 million, or about 66.1%, from Provincial sources. In the fiscal year ending March 31, 2011, Total Revenue before Transfer from Fiscal Stabilization Account was $10,550.0 million, of which $6,826.9 million, or about 64.7%, was derived from Provincial sources.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the provinces. The Federal Government has authority to apply both direct and indirect taxes while provinces generally may apply direct taxes only. Local governments derive their taxing powers from the provinces.

The personal income tax field is shared by the Federal and Provincial Governments. The Province has a personal income tax with 3 brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue in the fiscal year ending March 31, 2012 is budgeted at $2,724.8 million, up from $2,591.8 million received in the previous fiscal year.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (currently with active business income of less than $400,000) is 0.0% effective December 1, 2010. The rate for large businesses is 12.0%. Corporation income tax revenue for the fiscal year ending March 31, 2012 is budgeted at $423.4 million, up from $329.9 million received in the previous fiscal year.

The Province applies a tax at a general rate of 7% on retail sales of most tangible personal property and some services, with major exemptions in respect of food for home consumption, domestic heating, children’s clothing under $150 per item, custom software, most farm machinery and prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2012 is budgeted at $1,671.1 million, up from $1,622.5 million received in the previous fiscal year.

The Province levies a tax of 11.5¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2012, the revenues from gasoline and motive fuel taxes are budgeted at $247.2 million, up from $241.4 million received in the previous fiscal year. There is also a tobacco tax of 22.5¢ per cigarette and 21.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2012 is budgeted at $253.4 million, up from $233.7 million received in the previous fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.25 million are exempt and those with payrolls between $1.25 million and $2.5 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2012, the levy is budgeted to yield $395.4 million, up from $373.9 million received in the previous fiscal year.

Federal Government Transfers:    Transfer payments from the Federal Government are budgeted to provide $3,647.8 million, or approximately 33.9%, of the Province’s total core revenue before transfer from the Provincial Fiscal Stabilization Account in the fiscal year ending March 31, 2012. This compares to $3,727.5 million or 35.3% in the previous fiscal year.

Unconditional transfers, primarily receipts under a federally-funded provincial revenue equalization formula and cash payments under the Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”), account for $3,359.9 million, or approximately 31.2% of total budgetary revenue in 2011/12 (including $275.8 million in “one-time” Total Transfer Protection (“TTP”) paid through the Equalization payments system). This compares to $3,354.7 million or 31.8% in the previous fiscal year. Conditional transfers, consisting mainly of federal cost-sharing payments in respect of programs for social and economic development, account for the remainder of Federal Government transfers.

The largest and most important of these Federal-Provincial financing arrangements (Equalization and CHT and CST, the “major transfers”) are authorized by the Federal-Provincial Fiscal Arrangements Act, (the “Federal Act”). TTP was implemented as a one-time measure in 2010/11 to assist provinces in dealing with the challenges of the recent recession. It was extended for one year in 2011/12. TTP ensures no province receives less in combined major transfers than it did in the prior year.

With Equalization, the Federal Act establishes the concept of equalizing per capita tax revenue to a standard value established by a formula incorporating a representative average tax system of all the provinces. The Province budgeted $1,941.7 million in Federal Equalization revenue (including TTP) in the fiscal year ending March 31, 2012, down from $2,001.5 million received in the previous fiscal year.

Under the formula announced in Federal Budget 2007, Equalization is calculated using a 10-province standard based on a three-year weighted moving average of data that is lagged two years. Payments are based on an entitlement estimate made in advance of the fiscal year and are not subject to revision.

In November 2008, the Federal Government announced changes to the Equalization Program, implementing a ceiling so that growth in total program payments does not exceed that of the economy as measured by a three-year moving average of nominal Gross Domestic Product growth. The ceiling, relative strengthening in the provincial economy and the recent downturn in Canada’s overall economic condition have reduced Manitoba’s Equalization payments the last two years (from $2,063 in 2009/10 to $2,002 and $1,942 in 2010/11 and 2011/12, respectively, including TTP).

The CHT is the primary federal transfer to provinces and territories in support of health care. Total CHT cash will reach $27 billion in 2011/12, up from the $19.0 billion base established by the 10-Year Plan to Strengthen Health Care, the Health Accord signed by all First Ministers in 2004. An automatic 6% annual escalator has been applied to the CHT since 2005/06, ensuring predictable and growing support for health care. Its allocation formula includes a combination of cash and tax points. The Province has budgeted $1,002.2 million in CHT revenue in 2011/12.

The CST supports provinces and territories in the provision of post-secondary education, social assistance and social services, including early childhood development and childcare. The Province budgeted $416.0 million in CST revenue in the fiscal year ending March 31, 2012, up from $404.2 million received in the previous fiscal year.

The Federal Government made a number of changes to the CST in Federal Budget 2007, including moving to an equal per capita cash allocation formula starting in 2007/08 and legislating a 3% annual total program growth escalator, effective in 2009/10. It also extended the funding legislation for the CST to March 31, 2014, thereby putting all three major federal transfers on the same legislative renewal timetable.

The Federal Act also includes provincial revenue stabilization provisions, including a formula which provides for federal grants and interest-free loans if revenue from a province’s own sources plus equalization falls below 95% of the previous year’s level, excluding variations of natural resource revenue. As well, it provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions. In 2011/12, Manitoba is not expected to receive funding related to these provisions.

Core Government Expenses

Health and Healthy Living.    For the fiscal year ending March 31, 2012, expenditure for Health and Healthy Living is budgeted at $5,002.9 million, an increase of 5.8% over the prior year’s budget. This is the largest single expense category and represents 44.1% of the Province’s total budgeted Expenditure Estimate. Health and Healthy Living includes the Universal Health Benefits Plan under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs as well as the debt servicing costs of approved capital construction for hospitals and personal care institutions.

Education.    Education expenditure for the fiscal year ending March 31, 2012 is budgeted at $2,247.5 million, an increase of 5.3% over the prior year, and represents 19.8% of Manitoba’s total budgeted Expenditure Estimate. The major portion of this expense, amounting to $1,586.2 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions.

This expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted to amount to $661 million for the fiscal year ending March 31, 2012.

Family Services and Consumer Affairs.    The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 12.2% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2012, expenditure for Family Services and Consumer Affairs is budgeted at $1,388.4 million, an increase of 6.4% over the prior year’s budget.

Community, Economic and Resource Development.    Expenditure on Community, Economic and Resource Development is budgeted at $1,634.6 million for the fiscal year ending March 31, 2012, an increase of 4.2% from the prior year. This represents 14.4% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Infrastructure and Transportation, amounting to $594.3 million.

Justice and Other Government.    Expenditure for Justice and Other Government is budgeted at $817.2 million, a increase of 8.8% over the prior year and represents 7.2% of the Province’s total budgeted Expenditure Estimate.

The Province also provides property and cost-of-living tax credits to residents of Manitoba. These credits are reflected as an expenditure under Justice and Other Expenditures, and are budgeted at $331.4 million for the fiscal year ending March 31, 2012.

Expenditure for provincial assistance to local governments is budgeted at $307.6 million for the fiscal year ending March 31, 2012 and includes $147.2 million for grants to the City of Winnipeg and $14.4 million for grants in lieu of taxes to municipalities.

Debt Servicing.    The net cost of servicing total direct public borrowings after deducting recoveries from Crown organizations and Government Business Enterprises, investment earnings and interest recovery on departments’ capital asset purchases is budgeted at $257.8 million, a decrease of 3.0% over the prior year’s budget, primarily due to lower funding costs. For the fiscal year ending March 31, 2012, the gross interest expense for the Province’s direct funded borrowings is estimated to be $1,330.0 million, which is reduced by $80.3 million of interest income, $745.5 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities and $246.4 million in interest recovery from other provincial departments in respect of teacher’s pension funding and departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and Government Business Enterprises (“Crown organizations”) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Crown organizations such as Manitoba Hydro are intended to operate on a commercial basis, rather than being subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis with funds provided from departmental appropriations. With the exception of The Liquor Control Commission and The Manitoba Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactment by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the value of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. The allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. This allowance as at March 31, 2011, was $251.7 million in respect of the Province’s total loans and advances to its Crown organizations in the amount of $10,070.8 million at such date.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2007 through 2011 and the allowance for losses on realization of assets as at March 31, 2011:

LOANS AND ADVANCES TO

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,
	2007	2008	2009	2010	2011	2011 Valuation Allowance
	(In thousands of dollars)
The Manitoba Hydro-Electric Board(2)	$6,639,911	$7,141,491	$7,835,527	$8,288,456	$8,467,534	$—
The Manitoba Housing and Renewal Corporation	318,856	331,804	350,258	378,678	423,169	183,699
The Manitoba Agricultural Services Corporation	326,478	324,698	346,394	339,372	334,748	28,812
The Manitoba Lotteries Corporation	197,416	180,445	172,608	159,851	152,229	—
Manitoba Development Corporation	91,988	103,983	106,696	125,525	119,460	32,758
Other (3)	219,989	209,711	312,887	459,870	573,663	6,404

Total	$7,794,638	$8,292,132	$9,124,370	$9,751,752	$10,070,803	$251,673

(1)	Crown organizations and Government Business Enterprises also have debt not guaranteed by the Province which consists of $144.3 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $75.0 million held by various First Nation Bands and $2.6 million of assumed mortgages on existing property.
(2)	Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.
(3)	Includes post secondary education institutions.

The Manitoba Hydro-Electric Board provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation undertakes the construction of housing projects and administers various provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs.

At March 31, 2011, the Corporation had total assets of $552.5 million represented by $182.6 million of projects completed or under construction, owned land held for development and/or sale having a book value of $51.1 million, loans and mortgages receivable of $131.4 million and other assets of $187.0 million.

The Manitoba Agricultural Services Corporation (“MASC”) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by chartered banks. MASC also provides crop insurance to farmers.

At March 31, 2011, MASC had total assets of $682.7 million, of which $310.4 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2011, MASC’s operating deficit was $54.6 million, after Provincial operating grants of $108.1 million. As at March 31, 2011, the accumulated surplus of MASC was $288.2 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, all promptly when due in the currency in which and country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2007 through 2011.

DIRECT FUNDED BORROWINGS OF THE PROVINCE (1)

	As at March 31,
	2007	2008	2009	2010	2011
	(In thousands of dollars)
Direct Funded Borrowings Payable in:
Canadian Dollars (2)	$14,392,885	$16,156,648	$16,847,008	$18,194,304	$19,343,999
Issues hedged to Canadian Dollars	3,482,100	3,183,550	3,173,450	3,768,323	4,288,423
U.S. Dollars	2,194,026	2,161,725	2,398,224	2,034,298	1,554,880
Issues hedged to U.S. Dollars	609,829	673,710	607,994	391,348	328,844

Total Direct Funded Borrowings	20,678,840	22,175,633	23,026,676	24,388,273	25,516,146
Less: Sinking Funds	(4,787,510)	(4,172,204)	(3,626,169)	(3,568,399)	(2,780,878)

Net Direct Funded Borrowings	$15,891,330	$18,003,429	$19,400,507	$20,819,874	$22,735,268

Raised for the purpose of:
General Government Programs (3)	$7,308,351	$8,961,246	$9,578,166	$10,848,398	$11,864,835
The Manitoba Hydro-Electric Board	5,965,884	6,449,358	7,176,365	7,479,086	8,198,291
Other Self-Sustaining Borrowings	2,083,943	2,094,546	2,173,218	2,427,776	2,621,323
Loans Payable to Government Business Enterprises and Other	533,152	498,279	472,758	64,612	50,819

Net Direct Funded Borrowings	$15,891,330	$18,003,429	$19,400,507	$20,819,874	$22,735,268

(1)	Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.
(2)	Direct funded borrowings payable in Canadian dollars includes debentures held by the Canada Pension Plan Investment Fund. Such securities are payable 20 years after their respective dates of issue, are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when he deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2010 and 2011, the amounts of such debentures were $480 million and $492 million, respectively.
(3)	Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province less borrowings issued for self-sustaining purposes.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2011, the Province issued funded borrowings of $3,463.4 million in Canadian dollars, which was issued to finance maturing issues and to provide funding for Manitoba Hydro Electric Board and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2007 through 2011.

GUARANTEED BORROWINGS OF THE PROVINCE

	As at March 31,
	2007	2008	2009	2010	2011
	(In thousands of dollars)
Guaranteed Borrowings Payable in:
Canadian Dollars	$675,412	$351,757	$402,003	$254,701	$165,101

Net Guaranteed Borrowings (1)	$675,412	$351,757	$402,003	$254,701	$165,101

Issued by:
The Manitoba Hydro-Electric Board	$670,239	$346,584	$398,353	$251,051	$162,601
Other	5,173	5,173	3,650	3,650	2,500

Net Guaranteed Borrowings (1)	$675,412	$351,757	$402,003	$254,701	$165,101

(1)	The table does not include guarantees of the Province totaling $18.1 million as at March 31, 2011.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2011:

MATURITY SCHEDULE

DIRECT AND GUARANTEED BORROWINGS (1)

Years Ending March 31,	Canadian Dollars(2)	U.S. Dollars(2)(3)	Gross Maturities	Estimated Sinking Funds Withdrawal	Net Maturities
	(In millions of dollars)
Short-Term Borrowings (4)	$1,250	$—	$1,250	$—	$1,250
2012 (4)	2,090	—	2,090	131	1,959
2013	2,111	—	2,111	319	1,792
2014	1,706	717	2,423	132	2,291
2015	1,787	—	1,787	108	1,679
2016	2,151	—	2,151	130	2,021

	11,095	717	11,812	820	10,992
2017-2021	4,856	875	5,731	1,546	4,185
2022-2031	2,455	292	2,747	374	2,373
2032-2064	5,096	—	5,096	8	5,088
2012-2018 Health Care Facilities	244	—	244	33	211
2012-2018 Government of Canada	51	—	51	—	51

	$23,797	$1,884	$25,681	$2,781	$22,900

(1)	The table does not include guarantees of the Province totaling $18.1 million as at March 31, 2011.
(2)	Borrowings payable in Canadian dollars and U.S. dollars includes borrowings swapped from other currencies.
(3)	Borrowings payable in U.S. dollars (U.S. $1.9 billion) are stated at the Canadian dollar equivalent at March 31, 2011.
(4)	Short Term Borrowings represent 90-day Treasury bills and Promissory Notes outstanding. Short Term Borrowings together with the 2012 maturities represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings. The Minister of Finance may authorize, by directive, the amount, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2011, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of and Provincial advances to Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded debt of the Province as at March 31, 2011 amounted to $2,458.6 million, including $928.1 million of accounts payable, $195.0 million of accrued interest and $1,335.5 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $1,656.4 million, represented by $433.1 million of March 2011 tax revenue receivables, $292.2 million of other receivables, $18.1 million of interest receivable and $255.8 million of accounts receivable from the Federal and other governments and $737.1 million in cash and equivalents, less a valuation allowance of $79.9 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names, which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector at March 31 for each of the years 2007 through 2011.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2007	2008	2009	2010	2011
	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$10,912	$11,930	$12,302	$13,456	$14,323
Less Sinking Funds	(3,598)	(2,963)	(2,719)	(2,603)	(2,458)

Net General Government Programs	7,314	8,967	9,583	10,853	11,865

The Manitoba Hydro-Electric Board	7,320	7,497	8,256	8,540	8,635
Less Sinking Funds	(674)	(692)	(659)	(809)	(269)

Net Manitoba Hydro-Electric Board	6,646	6,805	7,597	7,731	8,366

Other Crown Organizations, Public Sector Entities and Loans Payable	4,035	3,978	3,863	3,605	3,818
Less Sinking Funds	(746)	(782)	(536)	(366)	(292)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	3,289	3,196	3,327	3,238	3,526

Net Public Sector Debt	$17,249	$18,968	$20,507	$21,822	$23,757

Consisting of:
Direct Debt of the Province (1)	$19,149	$20,627	$21,545	$23,159	$24,217
Guaranteed Debt of the Province (1)	676	352	402	255	165
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	2,444	2,426	2,474	2,186	2,395

Total Public Sector Debt	22,267	23,405	24,421	25,600	26,777
Less: Accumulated Sinking Funds	(5,020)	(4,437)	(3,914)	(3,778)	(3,020)

Net Public Sector Debt	$17,249	$18,968	$20,507	$21,822	$23,757

(1)	U.S. and other foreign currency borrowings included in the direct borrowings of the Province and the guaranteed borrowings of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2007 through 2011, including per capita data based upon population at July 1 of the preceding calendar year:

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2007	2008	2009	2010	2011
Total Net Consolidated Funded Borrowings of the Manitoba Public Sector (in millions)	$17,249	$18,968	$20,507	$21,822	$23,757
Per Capita	14,568	15,886	17,004	17,902	19,237
As a Percent of Personal Income	48.4%	49.7%	50.7%	53.3%	56.2%
As a Percent of Nominal Gross Domestic Product	38.2	38.8	40.2	42.8	44.6
Total Net Direct Funded Borrowings of the Province (in millions)	$15,891	$18,003	$19,401	$20,820	$22,735
Per Capita	13,421	15,078	16,087	17,080	18,409
As a Percent of Personal Income	44.6%	47.2%	48.0%	50.8%	53.8%
As a Percent of Nominal Gross Domestic Product	35.2	36.8	38.0	40.9	42.6
Net Borrowings Issued for General Government Programs (in millions)	$7,314	$8,967	$9,583	$10,853	$11,865
Per Capita	6,177	7,510	7,946	8,903	9,607
As a Percent of Personal Income	20.5%	23.5%	23.7%	26.5%	28.1%
As a Percent of Nominal Gross Domestic Product	16.2	18.3	18.8	21.3	22.3
Net Cost of Servicing General Government Program Borrowings as a Percent of Provincial Revenue	2.5%	2.4%	2.0%	2.4%	2.2%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings. As the proceeds are invested in pension assets, they do not increase summary net debt.

SUMMARY NET DEBT

	As of March 31,
	2007	2008	2009		2010		2011
	(In millions of dollars)
Total Financial Assets (1)	$10,047	$11,885	$8,956	(2)	$9,642	(2)	$9,712	(2)

Liabilities:
Borrowings (3)	13,639	14,734	14,891		16,111		17,120
Accounts Payable, accrued charges, provisions and unearned revenue	3,027	3,242	3,554		3,541		3,657
Pension Liability	4,192	4,470	1,991	(2)	1,800	(2)	1,772	(2)

Total Liabilities	20,858	22,446	20,436		21,452		22,549

Summary Net Debt	$10,811	$10,561	$11,480		$11,810		$12,837

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	24.0%	21.6%	22.5%		23.2%		24.1%

(1)	Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets. Excludes Manitoba Hydro-Electric Board Sinking Fund Investments held in trust.
(2)	Prior to 2009, funds held in the pension asset fund were reflected in the Total Financial Assets. During Fiscal 2009, the Government changed the trust conditions of the funds held in its pension asset fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are now able to be recognized as pension assets under this plan and are presented as a reduction of the outstanding pension obligation.
(3)	Excludes borrowings incurred for and repayable by the Manitoba Hydro-Electric Board. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

Pension Liability

The Government participates in various pension plans. The two primary plans in which the Government directly participates are the Civil Service Superannuation Plan, and the Teachers’ Pension Plan. Under the Acts that administer these plans, the Government is responsible for 50% of pension benefits earned by employees. The Government’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets which are set aside by the Government in an irrevocable trust.

Other pension plans in which the Government participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Government is responsible for any excess of accrued pension benefits over pension fund assets for these plans.

The Government also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Government does not sponsor this plan, the annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. The accrued benefit liability of this plan is not recognized in the Government’s financial statements. During the year, the Government expensed contributions to this plan of $113 million (2010 — $106 million).

As at March 31, 2011, the Government’s total gross pension obligation for all these plans (except health) was $7,118 million (2010 — $6,625 million) or $1,772 million net of plan assets (2010 — $1,800 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Government’s liability to the Civil Service Superannuation Fund (CSSF) was completed as at December 31, 2009. The report also provided a formula to update the liability on an annual basis. In accordance with this formula, the Government’s actuarial liability to the CSSF has been calculated at $2,372 million on an indexed basis as at March 31, 2011 ($2,131 million in 2010) or at $794 million net of plan assets as at March 31, 2011 ($916 million in 2010). The reduction in the year over year amount net of plan assets reflects a deposit into the pension asset fund of $180 million in 2011.

An actuarial report for Teachers Retirement Allowances Fund (TRAF) was completed as of January 1, 2009 and provides a formula to update the Government’s pension liability, resulting in a pension liability of $2,982 million on an indexed basis at March 31, 2011 ($2,873 million in 2010) or $903 million net of plan assets at March 31, 2011 ($807 million in 2010).

An actuarial valuation and report of the Government’s liability to other pension plans was calculated at $1,764 million on an indexed basis at March 31, 2011 ($1,621 million in 2010) or at $75 million net of plan assets at March 31, 2011 ($77 million in 2010).

The following table summarizes the estimated actuarial pension liability for the Government and Crown organizations excluding Government Business Enterprises such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below):

	As at March 31, (1)
	2010	2011
	(In millions of dollars)
Civil Service Superannuation Fund	$916	$794
Teachers’ Retirement Allowances Fund	807	903
Other Pension Plans	77	75

Pension Liability (2)	$1,800	$1,772

(1)	During fiscal year 2009, the Government changed the trust condition of the funds held in its pension asset fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are now able to be recognized as pension assets.
(2)	Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Government continues to set aside funds to address the Government’s unfunded pension liability. The Government transferred $10 million in 2010 from the Debt Retirement Account to the Pension Assets Fund but did not make any such transfer in 2011. The Government also allocated a total of $860 million from the Operating Fund to the CSSF during the past three fiscal years ($180 million in 2011, $330 million in 2010 and $350 million in 2009). A further funding of $240 million to the CSSF is planned for the fiscal year 2012. In addition, the Government provided funding of $1,502 million to the TRAF during the fiscal year 2008 to reduce its unfunded pension liability level.

Manitoba Hydro employees are eligible for pensions under The Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. Based on an actuarial formula, Manitoba Hydro and its subsidiaries have a liability for pension obligations at March 31, 2011 of approximately $923 million ($856 million in 2010), and pension assets of $847 million as at March 31, 2011 ($767 million in 2010). These amounts are not included in the above totals in respect of the Government’s pension liability.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (“Manitoba Hydro”) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to The Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

In 1999, Manitoba Hydro purchased Centra Gas Manitoba Inc. (“Centra Gas”), the primary gas distribution utility in Manitoba.

In 2002, Manitoba Hydro purchased all of the assets and liabilities of Winnipeg Hydro from the City of Winnipeg. As a result, Manitoba Hydro is now serving electric customers throughout the entire Province of Manitoba. The electrical systems of Manitoba Hydro and the former Winnipeg Hydro are interconnected and operate as an integrated system.

Manitoba Hydro currently provides electricity to approximately 537,000 customers and natural gas service to approximately 266,000 customers within the Province. In addition, Manitoba Hydro currently has 27 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan. The opening of the Midwest Independent Transmission System Operator (Midwest ISO) market in 2005 has reduced the need to transact bilaterally with some counterparties.

At March 31, 2011, Manitoba Hydro’s total generating capability was 5,499 megawatts. Of this generating capability, hydro-electric stations represented 91.5%, thermal-electric stations 8.3% (6.6% natural gas and 1.7% coal) and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system.

For the fiscal year ended March 31, 2011, 94.9% of the total energy supply of 35.9 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 0.2%, by imports 3.8% and by wind purchase 1.1%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2011 was $150 million, compared to net income of $163 million in the previous fiscal year. The decrease in net income of $13 million was largely attributable to lower revenues from extraprovincial power markets where electricity prices and volumes continue to reflect economic conditions and low prices for competing energy sources. Manitoba Hydro’s debt/equity ratio of 73:27 was better than the long-term target of 75:25. Other ratios, including interest coverage and capital coverage, also continued to meet or exceed targets. Retained earnings improved to $2,389 million.

Electricity

As at March 31, 2011, Manitoba Hydro owned and operated 14 hydro-electric generating stations having a total installed electric generating capability of 5,031 megawatts, including five stations with a total capability of 3,953 megawatts located on the Nelson River. Manitoba Hydro also owned and operated two thermal-electric generating stations having a total installed capability of 458 megawatts and four isolated diesel sites having an installed capacity of 10 megawatts.

As at March 31, 2011, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 12,099 circuit kilometers, representing a total investment of $793 million.

For purposes of exporting firm energy, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a firm export transfer capability of 200,000 kilowatts and a firm import capability of 0 kilowatts. The interconnections with Saskatchewan have a firm export transfer capability of 150,000 kilowatts and a firm import transfer capability of 0 kilowatts. The interconnections with the United States have a firm export transfer capability of 2,175,000 kilowatts and a firm import transfer capability of 700,000 kilowatts. For the interchange of power on a short-term basis to provide for economy of operations and system emergencies, additional non-firm import and export transfer capability may be available on all three interfaces depending on the operating conditions at the time.

During the fiscal year ended March 31, 2011, Manitoba Hydro sold a total of 31.3 billion kilowatt-hours of electricity, representing a decrease of 1% from the fiscal year ended March 31, 2010. Extraprovincial sales accounted for 10.6 billion kilowatt-hours, a decrease of 5.1% from the prior year, or 33.7% of total electricity sales for the fiscal year ended March 31, 2011. Imports accounted for 1.3 billion kilowatt-hours, a decrease of 7.25% from the fiscal year ended March 31, 2010. Wind purchases accounted for 0.4 billion kilowatt-hours.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas, provides natural gas distribution and related energy services to approximately 266,000 customers that are located in nearly 100 communities throughout southern Manitoba. Centra Gas owns a network of transmission (1,800 kilometers) and distribution (7,381 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2011, Centra Gas had total gas deliveries of 70.5 billion cubic feet, a decrease of 0.3% from the prior year. These gas deliveries were comprised of 20.9 billion cubic feet to residential customers, 29.0 billion cubic feet to commercial and industrial customers, and 20.6 billion cubic feet of transportation deliveries.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the province are set on an embedded cost of service basis and are subject to review and approval by the Public Utilities Board of Manitoba (“PUB”). A 2.8% increase was implemented, on an interim basis, effective April 1, 2010 for all customer classes except Area and Roadway Lighting. A further 2.0% increase to all customer classes, except Area and Roadway Lighting, was implemented effective April 1, 2011. These interim increases are subject to change pending the outcome of Manitoba Hydro’s rate case under review by the PUB which concluded in July 2011. Electricity consumers in Manitoba continue to enjoy the lowest electricity rate structure in Canada and among the lowest electricity rates in the world.

Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. Centra Gas also makes periodic rate applications for changes in non-commodity costs and other gas costs.

In 2009, Centra Gas introduced a fixed rate service for primary natural gas supply which allows customers to fix their natural gas rates for terms of up to five years. The fixed rate service is offered to residential and commercial customers.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31
	2007		2008		2009		2010		2011
Electricity
Installed Generating Capability (in megawatts)	5,470		5,475		5,490		5,511		5,499
Manitoba Firm Peak Demand (in megawatts)	4,184		4,273		4,477		4,359		4,261
Energy Supply (in millions of kilowatt-hours)
Generated	32,143		35,366		34,541		33,974		34,115
Purchased (scheduled energy)	3,142		1,893		2,270		1,455		1,349
Wind Purchases	362		355		383		333		406

	35,647		37,614		37,194		35,762		35,870

Electric Energy Sales (in millions of kilowatt-hours)
Manitoba	20,504		21,061		21,210		20,486		20,787
Extraprovincial (scheduled energy deliveries)	11,010		12,129		11,417		11,149		10,578

	31,514		33,190		32,627		31,635		31,365

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$1,023,615		$1,074,583		$1,126,812		$1,144,891		$1,200,381
Extraprovincial	592,245		624,971		622,646		426,641		398,307

	$1,615,860		$1,699,554		$1,749,458		$1,571,532		$1,598,688

Number of Customers	516,891		521,599		527,472		532,359		537,299
Average Revenue per kilowatt-hour
Manitoba	4.99	¢	5.10	¢	5.31	¢	5.59	¢	5.77	¢
Extraprovincial	5.38	¢	5.15	¢	5.45	¢	3.83	¢	3.77	¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	3.30	¢	2.94	¢	3.34	¢	3.34	¢	3.43	¢

	Year Ended March 31
	2007	2008	2009	2010	2011
Natural Gas
Gas Deliveries (in billions of cubic feet)
Residential	21.9	22.8	26.8	23.6	20.9
Commercial/Industrial	29.8	31.5	28.3	25.3	29.0
Transportation	20.9	21.8	21.3	21.8	20.6

	72.6	76.1	76.4	70.7	70.5

Number of Customers	259,569	261,159	263,008	264,301	265,961
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$245,262	$292,834	$319,733	$253,240	$233,847
Commercial/Industrial	256,548	229,676	252,830	193,399	163,822
Transportation	3,901	4,205	5,165	5,246	4,994
Other	2,199	1,967	1,901	1,924	1,394

	$507,910	$528,684	$579,629	$453,809	$404,057

For information with respect to the operating financial results, balance sheet, statement of cash flows and comprehensive income of Manitoba Hydro, see “Tables of Supplementary Information — Tables V, VI, VII and VIII.”

Construction Program

The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities during the four-year period ended March 31, 2011, and the estimated capital expenditures during the five-year period ending March 31, 2016.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2008	2009	2010	2011	2012	2013	2014-2016
Electricity
Major New Generation & Transmission	$472,777	$543,540	$678,986	$657,469	$649,566	$744,654	$4,163,253
Generation Upgrades	46,404	56,394	91,196	113,745	78,935	81,782	286,785
Transmission & Stations	55,795	79,050	84,042	108,718	119,319	107,593	387,393
Distribution & Other	259,922	213,561	229,943	220,183	209,928	218,008	668,813
Natural Gas
Distribution & Other	33,526	39,232	33,482	33,916	40,494	42,755	117,246

	$868,424	$931,777	$1,117,649	$1,134,031	$1,098,241	$1,194,792	$5,623,490

Capital expenditures, excluding major new generation and transmission expenditures, are estimated to total $2,359 million for the five-year period ending March 31, 2016. Manitoba Hydro expects internally generated funds to be sufficient to fund these capital expenditures.

Construction is complete on a 138 megawatt wind farm at St. Joseph, in southern Manitoba, following the successful negotiation of a 27-year power purchase agreement between Manitoba Hydro and Pattern Energy. The first group of turbines began producing electricity on January 11, 2011. Together with the St. Leon wind farm and other community-owned small wind projects, wind generation from more than 120 turbines is capable of delivering up to 237 megawatts. In July 2011, Manitoba Hydro entered into a purchase agreement with Algonquin Power to purchase the output from the planned 16.5 megawatt St. Leon II Wind Energy farm. The additional 10 turbines will be located within the footprint of the existing St. Leon Wind Energy farm and will share transmission facilities.

Manitoba Hydro’s total hydraulic generating capability is 5,031 megawatts including five generating stations with a total installed generating capability of 3,953 megawatts along the Nelson River. Manitoba Hydro estimates the total potential hydro-electric generating capacity of the overall Nelson River development to be in excess of 7,400 megawatts.

The 200 megawatt Wuskwatim generating station, located on the Burntwood River 45 kilometres southwest of Thompson, is being developed by the Wuskwatim Power Limited Partnership, a partnership involving Manitoba Hydro and Nisichawayasihk Cree Nation. It is the first generating station to be built in Manitoba in nearly two decades and the first formal partnership arrangement in Canada involving a First Nation and an electric utility for development of a major generating station. The majority of civil works for the Wuskwatim Generating Station are completed and the installation of the three turbine generators is underway. The first generating unit is expected to be placed in service in early 2012 with all units commissioned by the middle of that year. The cost of the project, including transmission, is projected to be $1.7 billion.

Manitoba Hydro’s resource plan indicates new generation is required in 2020/21 to meet the current projection of Manitoba load requirements under dependable energy conditions. Manitoba Hydro is actively planning a number of projects, including the Keeyask and Conawapa generating stations and the Bipole III transmission facilities, in order to meet the future energy requirements of the Province, to take advantage of export market opportunities outside of the province, and to further improve electrical system reliability. In addition, the plan facilitates access to that power market by securing transmission, and provides new interconnection capability. These plans would involve investment of approximately $13 billion over the next decade which will generate significant returns over the ensuing decades. In addition to major new generation and transmission, Manitoba Hydro will be expending approximately $500 million per year over the next 10 years to replace and renew existing infrastructure.

In May 2011, Manitoba Hydro announced the signing of new export sale contracts with Minnesota Power (“MP”) and Wisconsin Public Service (“WPS”), which are discussed in further detail below. The Minnesota Power contract includes a 250 megawatt System Power Sale Agreement and a 250 megawatt Energy Exchange Agreement commencing June 1, 2020 and ending May 31, 2035. The Wisconsin Public Service contract is for a 100 megawatt System Power Sale Agreement commencing June 1, 2021 and ending May 31, 2029. Both Power Sale Agreements and the Energy Exchange Agreement are subject to the construction of Keeyask generating station and the required regulatory and other approvals in Canada and the U.S. In addition, the Minnesota Power Agreements require Minnesota Power to construct a new interconnection with Manitoba. Combined with the previously announced sale to Northern States Power, these sales have a total estimated value exceeding $4 billion.

In June 2011, Manitoba Hydro, along with the Province of Manitoba and the Keeyask Cree Nations, announced that, subject to obtaining all regulatory approvals, development will proceed with the 695 megawatt Keeyask Generating Station. The $5.6 billion project will be developed by Manitoba Hydro through a partnership with the Keeyask Cree Nations — Tataskweyak Cree Nation, War Lake First Nation, Fox Lake Cree Nation and York Factory First Nation. The Joint Keeyask Development Agreement formalizing the Keeyask Hydropower Limited Partnership (“KHLP”) was signed in 2009 between Manitoba Hydro and the four Keeyask Cree Nations. The partnership will manage the construction and operation of Keeyask and all associated business activities. The Keeyask Cree Nations collectively have the right to own up to 25 per cent of the partnership, with the balance owned by Manitoba Hydro. Keeyask (Cree for Gull) is located on the Nelson River within the Split Lake Resource Management Area, approximately 60 kilometres (km) downstream from Split Lake.

Construction of the 25 km access road to the site and camp facilities to accommodate construction workers, which received regulatory approval earlier this year, commenced over the summer. Manitoba Hydro on behalf of the KHLP will move forward to complete the regulatory review and licensing processes for the Keeyask Generating Station, including finalization of the environmental impact assessment. The Keeyask Generating Station first unit in-service is targeted for 2019/20 with all units commissioned by 2021/22.

The proposed 1,485 megawatt Conawapa generating station would be built on the Nelson River, 320 km northeast of Thompson, in the Fox Lake Resource Management Area. A formal planning process is underway with the communities in the vicinity of the project, including Fox Lake Cree Nation, York Factory First Nation, the Cree Nation partners (Tataskweyak Cree Nation and War Lake First Nation) and the Shamattawa First Nation. Manitoba Hydro and Fox Lake have entered into a Memorandum of Understanding related to the Conawapa project. Engineering, environmental and public consultation activities continued during the fiscal year. Prior to commencement of construction, firm export contracts will be secured and comprehensive consultation and approval processes will be undertaken. The proposed in-service date for Conawapa’s first unit is 2024/25.

A new HVdc 500 kilovolt transmission line, Bipole III, is needed to improve system reliability and reduce dependency on Manitoba Hydro’s existing HVdc facilities. Bipole III will originate at a new northern converter station site, will travel south and west of Lakes Winnipegosis and Manitoba, and will terminate at a new southern converter site east of Winnipeg. The Bipole III transmission project is currently proceeding through the final route selection planning phases, environmental assessment studies, and completion of the environmental impact statement to be filed with regulatory authorities later this year. Bipole III is also required to be in-service to support Keeyask and expanded electricity exports, including the sales to U.S. utilities announced in 2011. Bipole III will also support the proposed Conawapa generating station.

Manitoba Hydro continues to work with parties affected by past generation and transmission activities to resolve all outstanding claims involving loss, damage or dislocation. As of March 31, 2011, Manitoba Hydro has committed nearly $788 million for remedial works, compensation and/or mitigation initiatives. Manitoba Hydro has negotiated settlement agreements with four of the five communities covered by the 1977 Northern Flood Agreement (“NFA”) and reached compensation/mitigation agreements with numerous communities outside the NFA. To date, approximately $153 million of the funds committed for compensation and mitigation initiatives has been spent at Cross Lake First Nation, the fifth NFA community. Manitoba Hydro and Manitoba continue to work with the Cross Lake First Nation to fulfill the obligations under the NFA.

MANITOBA HYDRO INTEGRATED SYSTEM

EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Net Winter Capability
		(in megawatts)
Jenpeg	Nelson	133
Kelsey	Nelson	250
Kettle	Nelson	1,220
Long Spruce	Nelson	1,010
Limestone	Nelson	1,340
Pine Falls	Winnipeg	89
Great Falls	Winnipeg	136
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	67
Pointe Du Bois	Winnipeg	77
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10

Total Hydraulic Capability		5,031
Brandon & Selkirk Thermal		458

Total Integrated System Capability		5,489

POTENTIAL GENERATING STATIONS (1)

Conawapa	Nelson	1,300
Gillam Island	Nelson	1,000
Keeyask	Nelson	630
Whitemud	Nelson	310
Red Rock	Nelson	250
Wuskwatim (2)	Burntwood	200
Manasan	Burntwood	265
First Rapids	Burntwood	210
Notigi	Burntwood	100

		4,265

Total		9,754

(1)	Net capacity addition to the integrated system.
(2)	Manitoba Hydro and Nisichawayasihk Cree Nation (NCN) have signed an agreement for the joint development of the Wuskwatim Generating Station. The current planned in-service date for the project is 2012.

Export Power Sales

Manitoba Hydro has a contract with Northern States Power Company (“NSP”) (a subsidiary of Xcel Energy), for the export of 500 megawatts of firm power until 2015. On May 27, 2010, the parties entered into 3 contracts providing for (i) the sale to NSP of 375 megawatts of power in the summer seasons and 325 megawatts of power in the winter seasons for May 2015 through April 2025, (ii) the sale to NSP of 125 megawatts of power for May 2021 to April 2025 conditional on Manitoba Hydro awarding on or before May 1, 2018 a major general civil contract for the construction of a new generating facility with an installed capacity of at least 1,000 megawatts, (iii) a 350 megawatt seasonal diversity exchange agreement under which capacity, and energy that may be exported from Manitoba in the summer months, can be returned to Manitoba in the winter months for the period May 2015 through April 2025. Approval of these contracts is required by the Minnesota Public Utilities Commission, as well as the National Energy Board of Canada. The Minnesota Public Utilities Commission issued an order approving the contracts on May 26, 2011 and the National Energy Board is in the process of reviewing Manitoba Hydro’s application. In addition, two agreements were signed on May 27, 2010 to terminate the existing diversity arrangements (described below) with NSP on April 30, 2015.

As noted above, in May 2011 Manitoba Hydro entered into the following contracts with MP and WPS:

•

Manitoba Hydro and MP entered two contracts providing for (i) a 250 megawatt power sale to MP from June 2020 to May 2035 and (ii) an Energy Exchange Agreement to provide Manitoba Hydro with firm transmission service to import energy during the period June 2020 to May 2035. The 250 megawatt power sale contract is conditional upon the construction of the Keeyask Generating Station and construction of at least 250 megawatt of transmission facilities in Manitoba and the United States. Approval of the 250 megawatt power sale contract with MP is required by the Minnesota Public Utilities Commission, as well as the National Energy Board of Canada.

•

Manitoba Hydro and WPS entered two contracts providing for (i) the sale of 100 megawatts of power during the period June 2021 to May 2027 and (ii) a 108 megawatt long term surplus energy sale. The 108 megawatt long term surplus energy sale when combined with the 100 megawatt energy contract signed in May 2009 covers the period from June 2009 to May 2023. Approval of the 100 megawatt power sale contract with WPS is required by the National Energy Board of Canada. Negotiations are continuing to expand the Wisconsin power sale up to 500 megawatts which will require the construction of the Conawapa Generating Station and new transmission facilities in Manitoba and the United States.

Manitoba Hydro has a 150 megawatt seasonal diversity exchange agreement with Great River Energy that will continue until April 2015. In addition, Manitoba Hydro has 150 megawatt and 200 megawatt seasonal diversity exchange agreements with NSP that continue until April 2015. These seasonal diversity exchange agreements provide capacity, and energy that may be exported from Manitoba in the summer months and returned to Manitoba in the winter months.

Other existing long-term firm export power sales include:

•	30 megawatt sale to Minnesota Municipal Power Agency 2010-2012

•	50 megawatt sale to Minnesota Power 2009-2015

•	30 megawatt sale to Southern Minnesota Municipal Power 2008-2013

Manitoba Hydro enters into short-term and long-term power sales on an on-going basis to numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordination Agreement with the Midwest ISO which allows Manitoba Hydro to participate in the Midwest ISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of the Midwest ISO. From its headquarters in central Indiana, the Midwest ISO serves as the regional transmission organization for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 100,000 megawatts of generation capacity over 53,000 miles of high voltage transmission lines in all or parts of 12 states. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broader range of electricity products, thereby providing additional sales opportunities to Manitoba Hydro.

CANADIAN FOREIGN EXCHANGE

Canada maintains a floating exchange rate. Average noon spot exchange rates against the U.S. dollar are shown in the table below for the calendar year 2006 through 2010.

	Average Noon Spot Rates
Foreign Currency	2006	2007	2008	2009	2010
	(Canadian dollars per unit of foreign currency)
United States Dollars (1)	$1.1341	$1.0748	$1.0660	$1.1420	$1.0299

(1)	The high and low spot rates for the U.S. dollar expressed in Canadian dollars are as follows:

	2006	2007	2008	2009	2010
High	$1.1794	$1.1853	$1.2447	$1.3066	$1.0778
Low	1.0948	0.9170	0.9952	0.9755	0.9961

Source: Bank of Canada.

At March 31, 2011, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $0.9718

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (1)

AS AT MARCH 31, 2011

(with comparative figures for 2010)

	2010	2011
	(millions)
FINANCIAL ASSETS
Cash and cash equivalents	$1,459	$1,045
Temporary investments	551	346
Amounts receivable	1,259	1,346
Inventories for resale	10	11
Portfolio investments	2,509	2,735
Loans and advances	786	800
Equity in Government Business Enterprises	3,068	3,429

TOTAL FINANCIAL ASSETS	9,642	9,712

LIABILITIES
Borrowings	16,111	17,120
Accounts payable, accrued charges, provisions and unearned revenue	3,541	3,657
Pension liability	1,800	1,772

TOTAL LIABILITIES	21,452	22,549

NET DEBT	$(11,810)	$(12,837)

NON-FINANCIAL ASSETS
Inventories	65	50
Prepaid expenses	46	51
Tangible capital assets	7,325	8,233

	$7,436	$8,334

ACCUMULATED DEFICIT (2)	$(4,374)	$(4,503)

(1)	Certain comparative figures are restated to reflect prior period restatements and to conform with the 2011 presentation.
(2)	In the March 31, 2011 fiscal year, restatements of the March 31, 2010 accumulated deficit and net income for the year were made in compliance with the Government’s accounting policies or for the correction of errors.

A. Correction of trust account presentation

An adjustment was made to correct the classification of a number of accounts previously identified as trust accounts that had been therefore excluded from the summary financial statements. This has resulted in a decrease in the opening accumulated deficit and net debt of $3 million (2010 — $3 million decrease).

B. Correction of severance and vacation liabilities

During the year, it was noted that severance and vacation liabilities reported on the summary financial statements had been understated. The correction of this misstatement has resulted in an increase to the opening accumulated deficit and net debt of $11 million (2010 — $11 million increase)

C. Other

During the year, the Government identified a number of controlled subsidiaries of existing Government reporting entities that were not consolidated by the parent entity. These controlled entities have now been included in the summary financial statements on a fully consolidated basis. This change resulted in an increase in tangible capital assets of $7 million (2010 — $3 million), a nil impact to the opening accumulated deficit (2010 — $0 million) and an increase in net debt of $7 million (2010 — $3 million).

Adjustments were made to the opening accumulated deficit and tangible capital assets of a number of crown organizations to reflect amendments to their tangible capital assets. This has resulted in an increase in opening tangible capital assets of $3 million (2010 — $2 million), a decrease in the opening accumulated deficit of $2 million (2010 — $1 million), an increase in the opening net debt of $1 million (2010 —$1 million) and a $1 million decrease of the 2010 net loss.

As a result of the above noted changes, the opening net debt has increased by $16 million (2010 —$12 million) from the previously reported balances of $11,794 million (2010 — $11,468 million). In addition, the combined effect of the above changes has increased 2010 financial assets by $12 million, increased 2010 non-financial assets by $10 million and increased 2010 financial liabilities by $28 million.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE (1)

FOR THE YEAR ENDED MARCH 31, 2011

(with comparative figures for 2010)

	2010	2011
	(millions)
REVENUE
Income taxes:
Corporate income tax	$257	$330
Individual income tax	2,402	2,592
Other taxes:
Retail sales tax	1,570	1,618
Fuel taxes	255	256
Levy for health and education	264	269
Mining tax	10	42
Education property tax	668	690
Other taxes	514	531
Fees and other revenue	1,792	1,825
Federal transfers:
Equalization	2,063	2,001
Canada Health and Canada Social Transfers	1,302	1,365
Shared cost and other	559	681
Net income from government business enterprises	772	775
Sinking funds and other investment earnings	220	230

TOTAL REVENUE	12,648	13,205

EXPENSES
Health and Healthy Living	4,831	5,120
Education	3,227	3,341
Family Services and Housing	1,295	1,363
Community, Economic and Resource Development	1,813	1,972
Justice and Other Expenditures	926	934
Debt Servicing	756	773

TOTAL EXPENSES	12,848	13,503

SUMMARY NET INCOME	$(200)	$(298)

(1)	Certain comparative figures are restated to reflect prior period restatements and to conform with the 2011 presentation.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW (1)

AS AT MARCH 31, 2011

(with comparative figures for 2010)

	2010	2011
	(millions)
Cash and cash equivalents provided by (used in)
Operating activities
Net income for the year	$(200)	$(298)
Changes in non-cash items:
Temporary investments	182	205
Amounts receivable	(126)	(87)
Valuation allowance	12	3
Inventories	(28)	14
Prepaids	(8)	(5)
Accounts payable, accrued charges, provisions and deferrals	(13)	116
Pension liability	(191)	(28)
Amortization of foreign currency fluctuation	5	6
Amortization of debt discount	(8)	(21)
Amortization of investment discounts and premiums	(4)	—
Loss (gain) on disposal of tangible capital assets	26	15
Amortization of tangible capital assets	404	438

	51	358
Other Comprehensive Income	709	169
Changes in equity in government business enterprises	(941)	(361)

Cash provided by operating activities	(181)	166

Capital Activities
Acquisition of tangible capital assets	(1,232)	(1,361)

Cash used in capital activities	(1,232)	(1,361)

Investing activities
Investments purchased	(2,394)	(2,080)
Investments sold or matured	1,640	1,672

Cash provided by investing activities	(754)	(408)

Financing activities
Debt issued	4,684	3,639
Debt redeemed	(2,495)	(2,450)

Cash provided by financing activities	2,189	1,189

Increase in cash and cash equivalents	22	(414)
Cash and cash equivalents, beginning of year	1,437	1,459

Cash and cash equivalents, end of year	$1,459	$1,045

(1)	Certain comparative figures are restated to reflect prior period restatements and to conform with the 2011 presentation.

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2011 (2)

(with comparative figures for 2010)

	Utilities	Insurance	Finance	Total 2011	Total 2010
	(In millions)
Changes in Equity
Results of Operations
Revenues from Operations	$2,019	$1,366	$1,438	$4,823	$4,692

Expenses:
Operations	1,444	1,324	847	3,615	3,499
Debt servicing	425	—	8	433	421

Total Expenses	1,869	1,324	855	4,048	3,920

Net Income	150	42	583	775	772
Transfers to the Government	—	—	(583)	(583)	(540)

	150	42	—	192	232
Other comprehensive income	82	87	—	169	709

Net increase in equity in Government Business Enterprises	$232	$129	$—	$361	$941

(1)	Government Business Enterprises consist of the following as at March 31, 2011:

Utilities:

Manitoba Hydro-Electric Board

Insurance:

Manitoba Public Insurance Corporation

Workers Compensation Board

Finance:

Manitoba Liquor Control Commission

Manitoba Lotteries Corporation

(2)	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2011

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				($ thousands)
(A) Payable in Canadian Dollars:
Debenture Loans
CM	15-May-11	1991	10.00	299,827	(1)
FB	22-Sep-11	2004	4.625	150,000	(1)
ER	3-Dec-12	2002	5.25	550,000	(1)
EW	17-Apr-13	2003	5.50	125,000	(1)
FG	3-Jun-13	2006	4.25	300,000	(1)
DE	22-Jul-13	1993	8.50	300,000	(1)(3)
EZ	3-Dec-13	2003	5.05	500,000	(1)(3)
FM	1-Sep-14	2009	3.05	250,000	(1)
FC	3-Dec-14	2004	4.80	600,000	(1)
EY	3-Dec-15	2003	5.20	450,000	(1)
FF	1-Mar-16	2005	4.30	500,000	(1)
FJ	22-Sep-17	2007	4.70	250,000	(1)
PC	5-Mar-18	2007	4.25	250,000	(1)
FP	3-Jun-20	2010	4.15	800,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)(3)
CL	5-Mar-31	1991	10.5	599,945	(1)
FA	5-Mar-37	2004	5.70	700,000	(1)
PB	5-Mar-38	2007	4.60	950,000	(1)
FK	5-Mar-40	2008	4.65	800,000	(1)
FR	5-Mar-41	2010	4.10	550,000	(1)
FN	5-Mar-50	2009	4.70	200,000	(1)

Total Debenture Loans				9,424,772

Medium-Term Notes
C097-MTN	2-Jun-11	2008	Floating	300,000	(1)
C117-MTN	14-Oct-11	2010	Floating	100,000	(1)
C100-MTN	1-Nov-11	2008	Floating Step	185,000	(1)
C096-MTN	27-Feb-12	2008	Floating	125,000	(1)
C095-MTN	2-May-12	2008	Floating	425,000	(1)
C105-MTN	2-Jun-12	2009	Floating	250,000	(1)
C098-MTN	30-Jul-12	2008	Floating Step	125,000	(1)
C107-MTN	4-Sep-12	2009	Floating	300,000	(1)
C112-MTN	15-Mar-13	2010	Floating	200,000	(1)
C081-MTN	27-Sep-13	2005	Discount	100,000	(1)
C083-MTN/RRB	1-Dec-13	2006	1.753	25,074	(1)
C111-MTN	17-Apr-14	2010	Floating	145,000	(1)
C114-MTN	30-Apr-15	2010	Floating Step	10,000	(1)
C115-MTN	4-May-15	2010	Floating Step	100,000	(1)
C118-MTN	30-Jul-15	2010	Floating Step	15,000	(1)
C121-MTN	19-Apr-16	2011	Floating	430,000	(1)
C011-MTN	22-Sep-17	1997	6.50	280,454	(1)
C012-MTN	22-Sep-17	1997	6.50	100,000	(1)
C023-MTN	15-Nov-18	1998	5.50	250,000	(1)

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				($ thousands)
C084-MTN/RRB	1-Dec-18	2006	1.738	92,666	(1)
C077-MTN	11-Feb-20	2005	STEP	475,000	(5)
C119-MTN	5-Sep-25	2010	4.40	615,000	(1)
C074-MTN	3-Dec-29	2004	STEP	100,000	(6)
C116-MTN	5-Mar-31	2010	6.30	100,000	(5)
C049-MTN	26-Jul-32	2002	4.31	50,000	(1)
C052-MTN	29-Oct-32	2002	5.975	30,000	(1)
C076-MTN	19-Jan-35	2005	STEP	75,000	(5)
C086-MTN	30-Jun-36	2006	STEP	50,000	(6)
C087-MTN/RRB	1-Dec-36	2006	2.00	107,127	(1)
C091-MTN	16-Jul-39	2007	STEP	100,000	(10)
C031-MTN	5-Mar-40	2001	6.20	276,000	(1)
C040-MTN	5-Mar-42	2002	6.00	350,000	(1)
C068-MTN	5-Mar-44	2004	5.80	120,000	(1)
C092-MTN	5-Mar-44	2007	5.00	157,035	(1)
C110 MTN	5-Mar-60	2009	5.20	125,000	(1)
C109 MTN	5-Mar-63	2009	4.625	75,000	(1)

				6,363,356

L004 - MTN	22-Sep-17	2000	6.50	25,000	(1)
L003 MTN	15-Nov-18	2000	5.50	75,000	(1)

				100,000

H052	30-Apr-13	2009	Floating	84,000	(1)
H050	31-Oct-13	2009	Floating	270,000	(1)
H051	31-Oct-13	2009	Floating	150,000	(1)
H054	9-Dec-15	2011	Floating	11,000	(4)
H053	19-Apr-16	2011	Floating	50,000	(1)
H033	15-Nov-18	2007	5.50	80,000	(1)
H047 - MTN	2-Jul-25	2009	5.15	35,000	(4)
H027 - MTN	31-Oct-35	2005	STEP	11,000	(4)

				691,000

D156-MTN	2-Jun-11	2008	Floating	50,000	(1)
D155-MTN	15-Sep-12	2008	Floating	100,000	(5)
D151-MTN/RRB	1-Dec-13	2006	1.753	45,788	(1)
D164-MTN	13-Apr-15	2010	STEP	18,000	(5)
D161-MTN	15-Jul-16	2009	STEP	10,000	(5)
D147-MTN	15-Nov-18	2005	5.50	50,000	(1)
D152-MTN	15-Nov-18	2007	5.50	45,000	(1)
D150-MTN/RRB	1-Dec-18	2006	1.738	92,665	(1)
D163-MTN	1-Jan-20	2009	STEP	19,000	(5)
D096-MTN	1-Dec-20	2004	5.43	40,000	(4)
D162-MTN	1-Oct-21	2009	STEP	20,000	(5)
D133-MTN	15-Jul-25	2005	5.125	10,000	(5)
D134-MTN	1-Oct-30	2005	5.10	16,000	(4)
D135-MTN	1-Oct-30	2005	5.16	15,000	(4)
D141-MTN	1-Oct-30	2005	5.23	10,000	(5)
D025-MTN	5-Mar-31	2000	6.30	310,000	(1)
D129-MTN	5-Mar-31	2005	STEP	100,000	(5)

				951,453

Total Medium Term Notes				8,105,810

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				($ thousands)
Canadian Issues Swapped to USD:
CAD $
DE	22-Jul-13	1993	N/A	(300,000)
EZ	3-Dec-13	2003	N/A	(390,500)
DT	23-Dec-25	1995	N/A	(130,000)

				(820,500)

Foreign Issues Swapped to Canadian Dollars:
PA	15-Feb-12	2007	N/A	708,000
FO	22-Apr-13	2010	N/A	207,850
EZ	3-Dec-13	2004	N/A	208,320
C106	30-Apr-14	2009	N/A	95,600
FL	5-May-14	2009	N/A	330,000
FI	17-Sep-14	2007	N/A	255,000
FQ	15-Jul-15	2010	N/A	628,800
FE	1-Sep-15	2005	N/A	255,000
AZ	17-Jul-16	1986	N/A	200,630
C037	1-Nov-16	2001	N/A	13,110
C036	21-Nov-16	2001	N/A	39,340
BM	15-Jan-18	1988	N/A	254,960
BU	1-Dec-18	1988	N/A	136,375
CB	15-Jan-20	1990	N/A	369,400
CD	1-Apr-20	1990	N/A	412,815
C113	29-Mar-30	2010	N/A	102,923
C120	14-Oct-50	2010	N/A	70,300

				4,288,423

Total Canadian Dollars				20,998,504

(B) Payable in U.S. Dollars:
PA	15-Feb-12	2007	5.00	708,000	(1)(2)
FO	22-Apr-13	2010	2.125	596,570	(1)(2)
FQ	15-Jul-15	2010	2.625	628,800	(1)(2)
AZ	17-Jul-16	1986	7.75	145,177	(1)(2)
FH	6-Dec-16	2006	4.90	485,900	(1)(2)
BM	15-Jan-18	1988	9.125	194,360	(1)(2)
EE	15-Sep-18	1988	9.50	194,360	(1)
BU	1-Dec-18	1988	9.625	291,540	(1)(2)
CB	15-Jan-20	1990	8.80	242,950	(1)(2)
CD	1-Apr-20	1990	9.25	291,540	(1)(2)
CO	15-Sep-21	1991	8.875	291,540	(1)

				4,070,737

Swapped to Canadian Dollars:
PA	15-Feb-12	2007	N/A	(708,000)
FO	22-Apr-13	2010	N/A	(207,850)
FQ	15-Jul-15	2010	2.625	(628,800)
AZ	17-Jul-16	1986	N/A	(145,177)

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				($ thousands)
BM	15-Jan-18	1988	N/A	(194,360)
BU	1-Dec-18	1988	N/A	(97,180)
CB	15-Jan-20	1990	N/A	(242,950)
CD	1-Apr-20	1990	N/A	(291,540)

				(2,515,857)

Foreign Issues swapped to U.S. Dollars:
DE	22-Jul-13	1993	N/A	183,074
EZ	3-Dec-13	2003	N/A	145,770
DT	23-Dec-25	1995	N/A	130,000

				458,844

Total US Dollars				2,013,724

(C) Payable in Swiss Francs:
FI	17-Sep-14	2007	2.625	286,497	(1)(3)
FL	5-May-14	2009	2.26	318,330	(1)(3)

				604,827

Swapped to Canadian Dollars:
FI	17-Sep-14	2007	2.632	(286,497)
FL	5-May-14	2009	2.26	(318,330)	(1)(3)

				(604,827)

Total Swiss Francs				0

(D) Payable in Japanese Yen:
C036	21-Nov-16	2001	2.00	35,220	(1)(2)
C037	21-Nov-16	2001	2.03	11,740	(1)(2)

				46,960

Japanese Yen Issues swapped to Canadian Dollars:
C036	21-Nov-16	2001	2.00	(35,220)
C037	21-Nov-16	2001	2.03	(11,740)

				(46,960)

Total Japanese Yen				0

(E) Payable in New Zealand Dollars:
FE	1-Sep-15	2005	6.38	222,660	(1)(2)

				222,660

Swapped to Canadian Dollars:
FE	1-Sep-15	2005	Floating	(222,660)

				(222,660)

Total New Zealand Dollars				0

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				($ thousands)
(F) Payable in Hong Kong Dollars:
C106	1-Sep-15	2009	3.00	74,990	(1)(2)

				74,990

Swapped to Canadian Dollars:
C106	1-Sep-15	2009	Floating	(74,990)

				(74,990)

Total Hong Kong Dollars				0

(G) Payable in European Euro:
C113	29-Mar-30	2010	4.00	103,028	(1)(2)
C120	14-Oct-50	2010	3.15	68,910

				103,028

Swapped to Canadian Dollars:
C113	29-Mar-30	2010	4.00	(103,028)
C120	14-Oct-50	2010	3.15	(68,910)

				(103,028)

Total European Euro				0

Builder Bonds (Payable in Canadian Dollars)
BB # 10	15-Jun-13	2008	Floating	1,233	(6)
	15-Jun-11	2008	Fixed	21,287	(1)
	15-Jun-13	2008	Fixed	2,306	(1)
	15-Jun-13	2008	Fixed	1,084	(1)
BB # 11	15-Jun-14	2009	Floating	45,151	(6)
	15-Jun-12	2009	Fixed	8,933	(1)
	15-Jun-14	2009	Fixed	2,138	(1)
	15-Jun-14	2009	Fixed	2,662	(1)
BB # 12	15-Jun-15	2010	Floating	88,487	(6)
	15-Jun-13	2010	Fixed	17,568	(1)
	15-Jun-15	2010	Fixed	2,752	(1)
	15-Jun-15	2010	Fixed	5,878	(1)

				199,479

Total Bonds and Debentures				23,211,708

Canada Pension Plan (Payable in Canadian Dollars)
	2011 - 2019	Various	5.67 - 11.33	192,471	(9)
CPPIB-001-MTN	7-Aug-37	2007	5.04	81,158	(1)
CPPIB-002-MTN	1-Dec-38	2009	4.67	102,577	(1)
CPPIB-003-MTN	3-Dec-40	2010	4.38	115,790	(1)

				491,996

Health Care Facilities
				243,950

Government of Canada
				50,819

Province of Manitoba Prom Notes
	2011			0

Immigrant Investor Program (IIP)
	2011 - 2016	Various	1.597 - 4.60	267,673

Treasury Bills Payable in Canadian Dollars
	2011	Various		1,250,000	(7)

TOTAL BORROWINGS				25,516,146

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2011

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Outstanding Amount	Ref.
		($ thousands)
BORROWINGS OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board

Savings Bonds: (Payable in Canadian Dollars)
Series 1	15-Jun-92	1989	Matured	75
Series 2	15-Jun-93	1990	Matured	25
Series 3	15-Jun-96	1991	Matured	110
Series 4	15-Jun-97	1992	Matured	399
Series 5	15-Jun-01	1996	Matured	639
Series 6	15-Jun-02	1997	Matured	112
	15-Jun-00	1997	Matured	171
	15-Jun-02	1997	Matured	144

Series 9
5 yr floating	15-Jun-11	2006	Floating	8,554	(6)
5 yr fixed annual	15-Jun-11	2006	4.35	7,547	(1)
5 yr fixed compound	15-Jun-11	2006	4.35	7,329	(1)
Series 10
5 yr floating	15-Jun-12	2007	Floating	5,157	(6)
5 yr fixed annual	15-Jun-12	2007	4.65	8,920	(1)
5 yr fixed compound	15-Jun-12	2007	4.65	6,420	(1)

				45,601

Manitoba Hydro Promissory Notes				0
City of Winnipeg Hydro Bonds				117,000	(1)

Total Self-Supporting Guaranteed Debt				162,601

Grow Bonds				2,500	(8)

Total Securities Guaranteed				165,101

References:

1.	Non-callable/redeemable.

2.	All or part swapped into Canadian dollars.

3.	All or part swapped to U.S. dollars.

4.	Callable as per terms.

5.	Extendable as per terms.

6.	Redeemable at holder’s option, prior to maturity.

7.	91-day Treasury Bills issued by tender in the amount of $100,000,000 weekly.

8.	The Province has only guaranteed the principal portion of the issue.

9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.

10.	Puttable at the holder’s option.

V. MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended March 31,
	2007	2008	2009	2010	2011
	(In thousands of dollars)
Revenues
Electric
Manitoba	$1,023,613	$1,074,581	$1,126,812	$1,144,891	$1,200,381
Extraprovincial	592,244	624,971	622,646	426,641	398,306
Other revenue	16,108	22,940	34,926	11,770	16,664
Natural gas	507,909	527,527	579,629	453,809	404,058

	2,139,874	2,250,019	2,364,013	2,037,111	2,019,409

Expenses
Operating and administrative	385,585	390,784	441,670	439,538	462,246
Depreciation	331,047	349,258	367,542	384,356	392,749
Water rentals	112,497	123,767	123,000	121,033	120,163
Fuel and power purchased	226,212	134,027	176,383	103,974	106,169
Capital and other taxes	77,369	80,445	87,533	99,491	102,172
Cost of gas sold	378,466	385,995	430,561	315,641	260,637

	1,511,176	1,464,276	1,626,689	1,464,033	1,444,136

Net Income before Finance Expense	628,698	785,743	737,324	573,078	575,273

Finance Expense
Interest on debt	587,814	533,717	565,872	576,014	574,613
Amortization of debt discount and expense	(6,172)	(9,802)	(11,751)	(10,624)	3,170
Interest applied to construction	(43,068)	(50,896)	(56,037)	(101,105)	(138,363)
Investment income	(32,200)	(33,029)	(27,383)	(24,100)	(18,189)
Dual Currency Bonds	—	—	—	(30,101)	3,820

	506,374	439,990	470,701	410,084	425,051

Net Income	$122,324	$345,753	$266,624	$162,994	$150,222

VI. MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED BALANCE SHEET

	As at March 31,
	2010	2011
	(In thousands of dollars)
ASSETS
Capital Assets
In service	$12,687,325	$12,967,196
Less accumulated depreciation	4,612,115	4,752,369

	8,075,210	8,214,827
Construction in progress	2,052,641	2,739,324

	10,127,851	10,954,151

Current Assets
Bank balances and temporary investments	174,231	69,643
Accounts receivable and accrued revenue	365,729	402,606
Interest receivable	6,015	3,554
Materials and supplies, at average cost	97,716	85,224

	643,691	561,027

Other Assets
Other deferred expenses and receivables	844,421	1,084,005
Sinking fund investments	821,578	281,857

	1,665,999	1,365,862

	$12,437,541	$12,881,040

LIABILITIES AND RETAINED EARNINGS

Long-term debt net of sinking fund	$7,379,900	$8,341,350
Deferred debt costs	26,009	(6,403)
Sinking fund shown as an asset	821,578	281,857

	8,227,487	8,616,804

Current Liabilities
Accounts payable and accrued liabilities	325,384	334,486
Notes payable	0	0
Accrued Interest	91,365	94,367
Current portion of long-term debt	310,377	29,793

	727,126	458,646

Other Liabilities
Deferred liabilities and credits	448,802	546,584
Asset purchase obligation	214,765	206,765

	663,567	753,349

Contributions in aid of construction	294,629	295,326

Retained earnings	2,239,333	2,389,556

Accumulated other comprehensive income (loss)	285,399	367,359

	$12,437,541	$12,881,040

VII. MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31,

	2010	2011
	(In thousands of dollars)
Cash Provided From (Used For) Operations
Cash receipts from customers	$2,110,241	$2,028,675
Cash paid to suppliers and employees	(1,080,348)	(1,042,708)
Interest paid	(475,143)	(438,611)
Interest received	34,397	24,043

	589,147	571,399

Cash Provided From (Used For) Financing
Proceeds from long-term debt	1,424,095	915,375
Proceeds from issues of units of Wuskwatim Power Limited Partnership	23,127	24,612
Retirement of long-term debt	(451,938)	(722,890)
Premium (Discount) on long-term debt	(14,500)	—
Sinking fund withdrawal	263,184	646,142
Mitigation liability	2,308	49,039
Notes payable	(100,000)	—
Advances to Taskinigahp Power Corporation/ St. Joseph Wind Farm	(23,128)	(231,402)
Other	1,029	345

	1,124,177	681,221

Cash Used For Investment
Additions to capital assets net of contributions	(1,067,878)	(1,166,016)
Sinking fund payment	(536,872)	(119,295)
Net Obligation to the City of Winnipeg	(3,465)	(3,723)
Other	(90,049)	(68,175)

	(1,698,264)	(1,357,209)

Increase in Cash	15,060	(104,589)
Cash at Beginning of Year	159,172	174,232

Cash at End of Year	$174,232	$69,643

VIII. MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED MARCH 31,

	2010	2011
	(In thousands of dollars)
Net Income	$162,994	$150,222
Other Comprehensive Income
Unrealized foreign exchange gains on debt in cash flow hedges	447,660	79,173
Realized foreign exchange gains on debt in cash flow hedges recognized in net income in the current year	6,596	921
Unrealized fair value gains on available-for-sale U.S. sinking fund investments	94	1,867

	454,350	81,961

Comprehensive Income	$617,344	$232,183

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED MARCH 31,

	2010	2011
	(In thousands of dollars)
Balance, beginning of the year	$(168,952)	$285,398
Other Comprehensive Income	454,350	81,961

Balance, end of year	$285,398	$367,359